FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 25, 2007

Commission File Number	001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: May 25, 2007	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Meeting Agenda

Contents

Meeting Procedure		1
Meeting Agenda		2
Status Report		3
Matters of Ratification		5
Matters of Discussions		7
Other Proposals and Extempore motions		12

Attachments:
I	2006 Business Report	13
II	Supervisors' Report	17
III	Report on the Company’s legislation of Rule of Procedure for the Board of Directors Meeting	18
IV	Financial Statements for the Years Ended December 31, 2006 and 2005 and Independent Auditors' Report	23
V	Table of Comparison of Revised Procedure for Acquisition or Disposal of Assets	45
VI	Table of Comparison of Revised Articles of Incorporation	53

Appendixes:
I	Rules of Procedure for Shareholders’ Meeting	54
II	Articles of Incorporation (before revision)	57
III	Status of Holdings by Directors and Supervisors	62
IV	Status of Distribution of Bonus to employees and Remuneration for Directors and Supervisors under the Profit Distribution Proposal Approved by the Board of Directors	63
V	Impact of Non-Remunerative Stock Dividend Distribution on the Company's Operating Performance and Earnings Per Share	64

Advanced Semiconductor Engineering, Inc.

2007 Annual Shareholders’ Meeting

MEETING PROCEDURE

1.	Meeting called to order (announcing respective holding of shareholders present)
2.	Chairperson's opening remarks
3.	Status report
4.	Matters for ratification
5.	Matters for discussions
6.	Other Proposals and extempore motions
7.	Meeting ended.

Advanced Semiconductor Engineering, Inc.

2007 Annual Shareholders' Meeting Agenda

1.	Time: Thursday, June 28, 2007 at 10 a.m.
2.	Place: Zhuang Jing Auditorium, 600 Jiachang Rd., Nantz Processing Export Zone, Nantz District, Kaohsiung City
3.	Present : All shareholders and proxies
4.	Chairperson's Remarks
5.	Status Report

1.	2006 Business Report
2.	Supervisor’s Report on 2006 final financial statements
3.	Report on total amount for endorsement, guarantee and amount of loans to third parties.
4.	Report on the Company’s indirect investment on Mainland China and the implementation thereof.
5.	Report on the Rules of Procedure for the Board of Directors Meeting.

6.	Matters for Ratification

Item 1:	Ratification of the Company's 2006 final financial statements
Item 2:	Ratification of the Company's 2006 earnings distribution proposal

7.	Matters for Discussions

Case 1:	Discussions of issuance of new shares for capital increase by retained earning and employee bonus
Case II:
Discussions of authorizing the Board to opt at the optimal time for capital increase in cash by joining the issuance of GDR (Global depository receipts) or domestic capital increase in cash or issuance of domestic or ECB  to raise fund.

Case III:	Discussions of revision of Procedure for Acquisition or Disposal of Assets.
Case IV:	Discussions of revision of Articles of Incorporation

8.	Other Proposals and Extempore Motions

9.	Meeting ended

Status Report

1.	The Company's 2006 Business Report (proposed by the Board of Directors)
Explanation: Please see Attachment I for the 2006 Business Report attached to this Agenda Manual.

2.	Supervisors' Report on 2006 Actual Budget (proposed by the Board of Directors)
Explanation: Please see Attachment II for the Supervisors’ Report attached to this Agenda Manual.

3.	Report of the Company's aggregate amount of endorsements and guarantees and amounts of loans extended to others as of December 31, 2006 (proposed by the Board of Directors)
Explanation: 1. Details of the Company's amounts of endorsements and guarantees as of December 31, 2006 are as follows:

Unit: NT$1,000

Warrantee	Relationship	Amount Guaranteed
ASE Test Finance Ltd.	A great grand-son company that an ASE subsidiary has indirect holdings in excess of 50%	2,542,488 (Note1)
ASE Singapore Pte Ltd.	A great grand-son company that an ASE subsidiary has indirect holdings in excess of 50%	701,977
ASE Electronic Inc.	A great grand-son company that an ASE subsidiary has indirect holdings in excess of 50%	1,955,760
ASE (Shanghai) Inc.	A great grand-son company that an ASE subsidiary has indirect holdings in excess of 50%	4,856,804
For joint use by ASE (Shanghai) Ltd., ASE Module (Shanghai) Inc. and ASE (Kunshan) Inc.	A great grand-son company that an ASE subsidiary has indirect holdings in excess of 50%	488,940
For joint use by ASE (Shanghai) Ltd., ASE Module (Shanghai) Inc. and ASE (Kunshan) Inc. and ASE Hi-Tech (Shanghai) Co., Ltd.	A great grand-son company that an ASE subsidiary has indirect holdings in excess of 50%	1,792,780
Omniquest Industrial Limited	A subsidiary the Company has direct holdings in excess of 50%	71,711
Grand Total		12,410,460

Note 1: This is the Company’s joint guarantee for a syndicate loan of US$78,000,000 for subsidiaries ASE Test Finance Ltd. and ASE Test Ltd.

        2. At the time of writing, the company does not have loans granted to others.

D. Report on the Company’s indirect investment on Mainland China (proposed by the Board of Directors)

Explanation:

1. The following depicts the newly added indirect investment out of the Company’s own reserves on Mainland China via third countries in 2006:

Approval No. by Investment Commission, MOEA	Name of company on Mainland China being invested	Amount approved
Ching-Shen-Er-Tze-#09500185060 dated 08.01/2006	ASE (Kunshan) Inc.	US$30 million

2. The following depicts the newly added indirect investment out of the coffer of the Company’s overseas subsidiary on Mainland China via third countries in 2006:

Approval No. by Investment Commission, MOEA	Name of company on Mainland China being invested	Amount approved
Ching-Shen-Er-Tze-#09500324630 dated 12.19/2006	Global Advanced Packaging Technology Limited	US$60 million

E. Report on the Company’s legislation of the Rules of Procedure for the Board of Directors Meeting (proposed by the Board of Directors)

Explanation:

1. In order to meet the requirements set forth by Article 26-3 of The Securities Trading Act and other related laws and regulations, the Company’s board of directors adopted the resolution on December 21, 2006 to revise the Rules of Precedure for the Board of Directors Meeting.

2. For details for the said Official Business Rules on Discussions by the Board of Directors, please refer to Attachment III to this Agenda Manual.

Matters for Ratification

Item 1 (proposed by the Board of Directors)

Proposal:	Please ratify the Company's report on 2006 final financial statements.
Explanation:
1.  The Company's 2006 financial statements have been audited and attested by Deloitte & Touche and reviewed by the Supervisors.
2.  Please ratify the financial statements (see Attachment IV for details) and the 2006 Business Report (see Attachment I for details).

Resolution:

Item 2 (proposed by the Board of Directors)

Proposal:	Please ratify the Company's 2006 proposal for earnings distribution.
Explanation:
The Board of Directors has drafted the Company’s 2006 proposal for surplus distribution as shown in the table below in accordance with The Company Act and the Company’s Articles of Incorporation for your ratification.

Advanced Semiconductor Engineering, Inc. 2006 Surplus Distribution Proposal
Unit: NT$

Items	Amount
Amount available for distribution
1. Accumulated losses from the previous year	$(431,107,030)
Plus net profit for this year	17,416,150,709
Total:	$16,985,043,709
Items for distribution:
1. Appropriation of legally earned surplus reserve	$1,698,504,368
2. Appropriation of remuneration for directors and supervisors	300,000,000
3. Appropriation of employee bonus (Note 1)	1,070,057,000
4. Distribution of shareholders’ bonus (Note 2)	13,882,021,422
5. Undistributed earnings carried over to next fiscal year	34,460,889
Total	$16,985,043,679

Note 1:  Of the NT$1,070,057,000 employee bonus appropriated this time, NT$535,028,500 was distributed in cash and the remaining NT$535,028,500 was distributed in stocks, processing for issuance of 53,502,850 new shares for capital increase by employee bonus.

Note 2: The shareholders’ bonus distributed this time totaled  NT$13,882,021,422,  NT$3 per share, of which NT$6,941,010,712 was distributed in cash,  cash dividend of NT$1.5 per share and the remaining NT$6,941,010,712 was distributed in stocks, i.e., 150 shares of stock dividend as gratuitous surplus-turned capital increase for each 1,000 shares held. With respect to the above-mentioned cash dividend rate and stock dividend rate, the calculation was based on the 4,627,340,475 shares registered in the roster of shareholders as of March 20, 2007.  Later, if the Company’s ECB holders exercise the right of conversion, or new shares issued to employees against Employee Stock Option warrant, or buyback of the Company’s stocks, or transfer or cancellation of the Company’s treasury stocks, which affect the cash distribution rate and stock distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the board of directors to handle the situation plenipotentiarily and make the adjustment accordingly.

Resolution:

Matters for Discussions

Item 1  (Proposed by the Board of Directors)

Proposal:	Please discuss the issue of issuance of new shares for capital increase by surplus and employee bonus.
Explanation:	1.
In conjunction with the plant expansion plan, the Company contemplates to  use the shareholders’ bonus of NT$6,941,010,710 and employee bonus of NT$535,028,500, totaling NT$7,476,039,210  due for distribution in 2006 for capital increase of 747,603,921 shares at NT$10 par value.

2.
Method of distribution of new shares: 150 shares of stock dividend as gratuitous surplus-turned capital increase  for each 1,000 shares held registered on the roster of shareholders as of March 20, 2007.  Later, if the Company’s ECB holders exercise the right of conversion, or new shares issued to employees against Employee Stock Option warrant, or buyback of the Company’s stocks, or transfer or cancellation of the Company’s treasury stocks, which affect the cash distribution rate and stock distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the board of directors to handle the situation plenipotentiarily and make the adjustment accordingly. Shareholders are advised to consolidate the odd share of less than one share to make up one share by their own means for registration within 5 days  as of the base date for distribution of new shares. Where the insufficient and inadequate part will be paid in cash by the par value. The board of directors has authorized the chairman to assign a specific person to purchase odd shares of less than one share. In addition, distribution of new shares for employee bonus-turned capital increase, the Company’s by laws and the Company’s Measures Concerning Distribution of Employee Bonus shall govern.

	3.	The rights and obligations of new shares shall be equal to the older ones.
	4.	Ex-rights base date: It shall be set separately, pending resolution passed by the shareholders’ meeting and approval by the competent regulatory authority.
5.
The plant expansion plan by the capital increase of this time shall be completed by December 2010. Implementation of such plan is expected to enhance he Company’s competitiveness, elevate the benefit of operation efficiency and is passively beneficial to the shareholders’ equity. If the competent regulatory authority deems it necessary to change any of the various items set for this capital increase case, or changes must be made to meet the objective environment, the board of directors is authorized to act at its discretion.

Resolution:

Item 2  (Proposed by the Board of Directors)

Proposal:	To meet the requirements for larger production capacity in future the Company needs to enrich its operation capital in order to repay bank loans or the needs for other long-term development use, thereby enabling the fund-raising channels more diversified and flexible. As such, the shareholders’ meeting is requested to authorize the board of directors to opt at the optimal time, depending on the market situation and the status of capital needs of the Company and in accordance with existing laws and regulations, for capital increase in cash by issuing common shares or joining the issuance of GDR (Global depository receipts) or domestic capital increase in cash or issuance of domestic or ECB  to raise fund. The case is being presented for discussions.

Explanation:	1.	The principles to authorize the board of directors to issue new common shares and GDR for capital increase in cash shall be as follows:

    1.1 Issuance of common shares in the form GDR for capital increase in cash shall be limited to 500,000,000 shares only. The shareholders’ meeting shall authorize the board of directors and the chairman of the board to make the adjustment by the market condition and issue the authorized GDR’s all at once.

    1.2 In conducting issuance of new shares in the form of GDR for capital increase in cash , the issuance price shall be by the rules set forth in the Self-discipline Rules Concerning Subscription and Issuance of Securities by the Issuing Company Member Underwriters Have Assisted in the Process, i.e., the issuance price shall not be lower than the closing price of the Company’s common stock at the domestic open market. Take the simple arithmetic mean of the closing price of the common share on the first, third and fifth day prior to the price-setting day, minus 90% of the average stock price after gratuitous ex-rights and ex-interest, then comes the price for the new issue. However, the price-setting method may be duly adjusted if related domestic laws and regulations are updated. Since the stock price at home has often experience drastic volatility in the short run, the chairman of the board is authorized to set the actual issuance price  within the above-mentioned price range, after having consulted with underwriter taking into consideration the international general practice, international capital market, domestic market price, the overall subscription status so as to make the offering price attractive to overseas investors. Consequently, the price-setting method should be reasonable. Additionally, the deciding method for the issuance price of  GDR is based on the fair trading price of common shares at the domestic open market whereas the original stockholder may purchase the common shares at domestic stock exchange at the price close to the issuance price of the GDR, without bearing the exchange rate risk and liquidity risk. Moreover, the tranche of issuance of new shares and GRD for capital increase in cash do not affect much of the shareholders’ equity as the highest dilution ratio in relation to the original shareholders’ equity stands only at 10.81%.

    1.3 10% of common shares issued for capital increase in cash shall, according to Article 267 of The Company Act, be reserved for subscription by company  employees and the remaining 90% will be fully appropriated for open issuance as the securities for GDR as the original shareholders have waived their rights for subscription in accordance with Article 28-1 of the Securities Trading Act.  For the part that employees have not subscribed, the chairman of the board is authorized to contact specific party for purchase or, depending on the market requirements, list as the original securities for participation in the issuance of GDR.

    1.4 The proceeds for capital increase in cash from subscription to the GDR shall be used for overseas procurement of materials, enrichment of operation capital, repayment of bank loans, purchase of machinery and equipment, spin-off in one or multiple use and is expected to complete the implementation within 2 years after the fund is fully raised. Implementation of the said plan is expected to intensify the Company’s competitiveness, enhance the benefit of the operation efficiency, producing positive benefit to shareholders.

    1.5 The board of directors is authorized to set the major contents of the capital increase in cash plan, which includes issuance price, number of shares issued, issuance conditions, source of capital, plan items, amount of fund raised, estimated progress and estimated probable effect generated as well as the issuance plan of participation in the issuance of GDR.

    1.6 Once the plan for capital increase in cash is approve d by the competent regulatory authority, the board of directors will be authorized to proceed with matters related to issuance of new shares.

   1.7 If the agreement on issuance time, issuance condition, issuance volume, issuance amount of capital increase in cash and participation in issuance of GDR as well as other matters related to capital increase in cash and participation in issuance of GDR needs update in future due to the decision by the competent regulatory authority and on the basis of operation evaluation, or the needs of objective environment, the board of directors shall be authorized to handle at its full discretion.

    1.8 In conjunction with the issuance method of common shares for capital increase in cash and participation in GDR issuance, the chairman of the board or his designated representative is authorized to represent the Company in signing all documents related to the participation in the issuance of GDR as well as handling all needed matters related to the participation in the issuance of GDR.

    1.9 For matters that are not covered herein, the board of directors may, in accordance with law, proceed at its discretion.

2.
The principles to authorize the board of directors to conduct capital increase in cash at home shall be as follows:

    2.1 Number of new shares issued for capital increase in cash shall not be in excess of 500,000,000 shares.

    2.2 The par value of the new shares for capital increase in cash shall be NT$10 each. Actual issuance price shall be by related rules set forth in the Self-discipline Rules Concerning Subscription and Issuance of Securities by the Issuing Company Member Underwriters Have Assisted in the Process and the market condition at the time of issuance. The chairman of she board and the underwriter may reach an agreement on the issuance in consideration of all the conditions mentioned above, which shall be subject to the approval by the competent regulatory authority before the issuance.

    2.3 The issuance method of new shares for the capital increase in cash  shall be by price enquiry and selected purchase. With the exception of 10%-15% reserved for employees as required by Article 267 of The Company Act, the rest will be offered for public issuance as all original shareholders have waived their rights to subscribe according to Article 28-1 of the Securities Trading Act. In addition, if the Company’s employees have not subscribed sufficiently and adequately or waived the right to subscribe, the chairman may contact specific party for purchase.

    2.4 The proceeds for capital increase in cash from subscription to the GDR shall be used for overseas procurement of materials, enrichment of operation capital, repayment of bank loans, purchase of machinery and equipment, spin-off in one or multiple use and is expected to complete the implementation within 2 years after the fund is fully raised. Implementation of the said plan is expected to intensify the Company’s competitiveness, enhance the benefit of the operation efficiency, producing positive benefit to shareholders.

    2.5 The board of directors is authorized to set the major contents of the capital increase in cash plan, which includes issuance price, number of shares issued, issuance conditions, plan items, amount of fund raised, estimated progress and estimated probable effect generated as well as the issuance plan of participation in the issuance of GDR.

    2.6 Once the plan for capital increase in cash is approve d by the competent regulatory authority, the board of directors will be authorized to set the base date for capital increase.

    2.7 With respect to the manner of issuance as mentioned in Section 2.3 above, the board of directors is authorized to make the amendment at its full discretion if amendment becomes necessary due to update of laws or regulations or the objective environment dictates the amendment.

    2.8  For matters that are not covered herein, the board of directors may, in accordance with law, proceed at its discretion.

3.
The principles to authorize the board of directors to conduct capital increase in cash by issuance of convertible corporate bond at home and ECB overseas:

    3.1 Estimated number of shares for conversion: Not to exceed the number of shares registered in the application for update of the Company’s profit-seeing registration card.

    3.2 Time of issuance: It depends on the capital needs by the Company and the market condition.

    3.3 Interest rate: In principle, it shall be by the market interest rate then prevailing in the marketplace and reasonable, if possible.

    3.4 Issuance duration: It depends on the capital needs by the Company

    3.5 Issuance condition: Subject to negotiation with the lead underwriter and existing laws and regulations.

    3.6  The proceeds from subscriptions to the domestic convertible corporate bond and ECB overseas shall be used for overseas procurement of materials, enrichment of operation capital, repayment of bank loans, purchase of machinery and equipment, spin-off in one or multiple use and is expected to complete the implementation within 2 years after the fund is fully raised. Implementation of the said plan is expected to intensify the Company’s competitiveness, enhance the benefit of the operation efficiency, producing positive benefit to shareholders.

    3.7 The board of directors is authorized to set the issuance measures, amount of fund raised, plan items, estimated progress as well as estimated probable effect generated.

    3.8 In conjunction with the issuance of the convertible corporate bond  the chairman of the board or his designated representative is authorized to represent the Company in signing all documents related to the issuance of the convertible corporate bond as well as handling all needed matters related to the issuance of the convertible corporate bond.

    3.9 For matters that are not covered herein, the board of directors may, in accordance with law, proceed at its discretion.

Resolution:

Item 3  (Proposed by the Board of Directors)

Proposal:	Please discuss the revised version of the Company’s Procedure for Acquisition or Disposal of Assets.
Explanation:	1.
In conjunction with the implementation of Communique #34 for Financial and Accounting Guidance and for consideration of the Company’s business growth, increased expenditure of business volume and foreign currency position which requires a larger hedge position, it has become inappropriate to operate by the tranche of the net value as stated in the financial statement. In order to meet the actual needs, the Company’s board of directors had passed a result ion on December 21, 2006 to revise Article 18 of the Company’s Procedure for Acquisition or Disposal of Assets.

	2.
In compliance with the revised Guidelines for Handling Acquisition or Disposition of Assets by Public Companies announced by Financial Supervisory Commission, Executive Yuan on January 19, 2007, the Company’s board of directors passed a resolution on March 29, 2007 to revise part of the provisions of the Company’s Handling Procedure for Acquisition or Disposal of Assets.

	3.	For details of the table of comparison of the revised provisions of the Procedure for Acquisition or Disposal of Assets, please refer to Attachment V to this Agenda Manual. Your consent is solicited.

Resolution:

Item 4  (Proposed by the Board of Directors)

Proposal:	Please discuss the revised version of the Company’s Articles of Incorporation.
Explanation:	1.	In order to meet the operation needs of the Company, part of the provisions of the Company’s Articles of Incorporation are suggested for revision.
	2.	Please refer to Attachment VI for the table of comparison of the revised Articles of Incorporation.:

Resolution:

Other Proposals and Extempore motions

Meeting Ended

■ Attachment I

Business Report

As we look back over 2006, it is very apparent that the packaging industry continued the growth trend which started in 2005, steadily growing over the course of the year. The testing industry, however, experienced massive growth in 2006 compared to 2005, thanks in short to the tremendous demand that supply was unable to meet in full. In short, the production value of the packaging industry in Taiwan grossed NT$210.8 billion, or an 18.4% growth over 2005 while the production value of the testing industry netted NT$92.4 billion, showing a massive growth of 36.9% over 2005. In recent years, globalization has increasingly become an international economic trend, driving businesses to focus on the needs of their global customers while quickly responding to volatile market dynamics. In order to meet emerging market trends of the global electronic industry, we have put in place major initiatives, which aim to aggressively expand our operational territory while building up our international competitiveness. Such initiatives are key to ASE’s continued market leadership, enabling the company to further pull away from our competitors. The following is our report on the company’s operation for the past year:

Operation results of 2006

       1.    Implementation results of business plan for 2006
The Company’s consolidated net revenue in 2006 stood at NT$100.4 billion, an increase of NT$16.4 billion, or close to 20% growth compared to 2005.
In anticipation of increasing demand for DRAM connected with the launch of the Microsoft’s Vista, we joined hands in 2006 with Powerchip Semiconductor Corp. to form Power ASE Technology, stepping into the DDR2 packaging market and enhancing our existing package portfolio. In another major move, we also spun out the packaging materials business of the group, and established the independently operated ASE Electronics, Inc. These two entities remain under the ASE Group umbrella, meeting emerging market needs and trends. Additionally, we successfully applied to appropriate government regulatory agencies for the acquisition of Global Advanced Packaging Technology on Mainland China, becoming the first approved Taiwan-based firm to engage in low-end IC packaging and testing in China. It is an exciting time for ASE, with the company making forays into new markets, and successfully striving to meet the many opportunities and challenges which globalization and the digital economy present.

2.   Status of budget implementation

In 2006, the Company made no open financial forecast.

3.   Financial revenue and expenditure and analysis of profitability
Until the end of 2006, the Company’s paid-in capital stood at NT$45,925,086 thousands, shareholders’ equity at NT$66,019,899 thousands, accounting for 65% of the total assets of NT$100,852,040 thousands while the ratio of long-term capital accounted for 246% of the fixed assets and current ratio was 131%. In other words, the financial structure and credit standing of the Company for this year have obviously improved compared to the last term. The after-tax net profit and operating benefit were NT$17,416,151 thousands and NT$12,577,064 thousands respectively. In short, performance of the overall operating results and profitability was far better than the previous term.

4.   Status of research and development
ASE has an extremely talented and highly-dedicated R&D team, completely focused on creating the best possible packaging and test solutions. Over the past year, System-in-Package (SiP) has increasing become the advanced configuration of choice, especially for customers looking for thinner, smaller and high-performance packages. The team is also focused on the development of integration solutions of various positive and passive components, sensors and actuators. The R&D continues to see good progress, specifically related to some new technologies successfully developed in 2006. These include RDL electroplated thick copper technology, DDR2 800 packaging and testing project, 65 nano Cu manufacturing process/lead-free flip chip packaging and welding wire packaging of ultra-low dielectric coefficient wafer, low-temperature PI manufacturing process technology, flip chip and blended welding wire stack technology, 2-layer stack chip scale packaging, lead frame flip chip QFN and external leadless Map PoP stack technology. Given the strong demand for PC, communications and consumer electronic products, the Company continues to contribute to the R&D of related equipment and advanced packaging and testing technologies such as flip chip, BGA, CSP and SiP, in order to maintain our global leading position in the industry.

Overview of operation plan for 2007
1.   Operation guidelines
To provide our customers extremely high quality service;
To create long-term and steady profit for both the company and customers;
To jointly create promising future with our contractors;
To train employees to become leaders of the particular field they are hired for;
To treat our employees fairly and squarely;
To provide our employees a working environment featured by “harmony, pleasantness and openness”; and

To maintain flexibility as much as we can in routine operation.

2.   Estimated sales volume and basis for the estimate
Based on the overall economic condition, future market need, and the production capacity of the Company, we estimate our 2007 sales as follows:

Sales Items	Estimated Sales Volume
Packaging	Approx. 4.9 billion pcs
Testing	Approx. 800 million pcs

3.   Important production and marketing policy
In recent years, most 3C electronic product components have relied on high-end packaging. In the circumstances where global expansion of high-end packaging production capacity is limited, we estimate that the packaging and testing market uptick could last all the way to 2008. According to an IEK report focused on 2006 IC production value of Taiwan, the macro direction of continuous growth in 2007 remains unchanged, judging by the overall packaging and testing industry at present. With the approach of 2008 Olympics, it is estimated that related demand will not abate and, as such, growth of the packaging and testing industry in the immediate two years could be very promising.

Company’s Future development strategy

According to statistics released by iSuppli, global sales of semiconductor in 2007 will see 10.6% growth compared to 2006, grossing from US$258.5 billion to US$285.8 billon. The future of the semiconductor industry looks promising for ASE, primarily due to the steady market for electronic equipment and the steady average selling price for chips. The strongest growth sectors are estimated to include data processing, radio communications, and consumer electronic products. iSuppli forecasts that the sale growth of semiconductor will slow down to 8.7% in 2008, reaching the bottom of 3.7% in 2009 and bouncing back to 7.4% in 2010. This trend of mild cyclic fluctuation reflects that the momentum of the semiconductor industry has changed as the average growth rate of the semiconductor industry has continued to drop in the past decade until it stabilized at 7-9%.
In this respect, we are glad to say that this Company fully embraced 2007, and all that it offers We have strengthened our structure to respond to the ever-changing global environment and positioned ourselves in the packaging and testing industry.

Impact brought upon by external competitive environment, law enforcement environment and economic environment

Going forward, ASE has strategically positioned itself to aggressively and effectively meet the demands and challenges presented by the advent of globalization. With the exception of few giant chip makers, the size of other semiconductor makers is relatively small. We estimate that M&As will become a natural trend for the industry in the near future. ASE will continue  review any interested parties, as the Company understands that the global integration for the semiconductor industry will accelerate the growth and expansion of our company so that we may expect to create even higher profit for our shareholders, thus realizing the consistent goal and expectation of the management team.

Jason C. S. Chang	Richard H. P. Chang
Chairman	Vice Chairman

■Attachment II

Supervisors' Report

To: 2007 Shareholders’ General Meeting

We have examined the Company's 2006 financial statements, and the Company's business report, earnings distribution proposals, etc. that have been prepared and submitted by the Board of Directors and audited and attested by certified public accountants, Chiang Jia-Ling and Tseng Kung-Min of Deloitte & Touche, and do not find any discrepancy.  We hereby respectfully prepare and present this Report in accordance with Article 219 of The Company Act for your review.

            Advanced Semiconductor Engineering, Inc.

Supervisors: Feng Mei-Jean

   John Ho

    Liu Hsiao-Ming

    Chen Tien-chi

    Tseng Yuan-Yi

      April 25, 2007

■Attachment III

Advanced Semiconductor Engineering, Inc.

Rules of Procedure for the Board of Directors Meeting

1.
These Rules are specially set in accordance with Article 2 of the Regulations Governing Official Business Rules on Discussions by the Board of Directors for Public Companies in order to establish the Company’s fine board governance system, sound and supervisory functions and intensify management mechanism.

2.
The official rules on discussion by the Company’s board of directors primarily include contents of discussions, operation procedure, and minutes of discussions where items, announcement and other matters to be adhered to will be entered. In all, they should be carried out according to these Official Business Rules.

3.            The Company’s board of directors should at least meet once in each and every quarter.

Convention of the board meeting should state the main content, and notify each and every director and supervisor 7 days in advance. In case of emergency, the board meeting may be convened at any time.

Matters listed under Article 12(1) of the Rules hereof shall, unless in case of emergency and with proper cause, be listed in the main content of the notice and shall not be  proposed as extempore motion.

4.	The Company’s board of director’s designated business discussion unit is Finance Division.

The business discussion unit should draw up contents of the board meeting and provide sufficient and adequate information for delivery to all concerned at the time of sending the notice for convention.

If any of the directors believes that the meeting information is not adequate, the director may request the business discussion unit to make the supplement. In case director believes that the information on the agenda is not sufficient, the board of director may resolute to postpone review of the agenda.

5.	When the boarding meeting is convened, there should be the sign-in book for the attending directors to sign so as to serve as future reference.

Directors are required to attend the boarding in person. If any director is unable to attend in person, he/she may, in accordance with the established company rules, consign other director to be present on his/her behalf. If a director attends the board meeting via videoconferencing, it shall be deemed present in person.

When a director consigns other director to attend the board meeting, the director is required to issue a proxy each time, stating therein the scope of authorization.

The agent of the above-mentioned two items shall be limited to one proxy by one person only.

6.	The venue and time of the board meeting shall be where the Company is located during office hours or at venue and time convenient to directors.

7.	The Company’s board meeting shall be convened by the chairman of the board who will serve as the chair of the meeting. However, the first board meeting of each term, the director who has garnered the most votes in the shareholders’ meeting will chair the board meeting. When there are two or more directors who have the right to convene the board meeting, they should select from among them one to be the chair.

In case the chairman of the board is on leave or is unable to exercise the official function for whatever the reason, the vice chairman may act to be the acting chair. If the vice chairman is also on leave or is unable to exercise the official function for whatever the reason, the chairman of the board may designate one director to act. Where the chairman has failed to designate the agent, the directors may select one director from among them to act.

8.	When the Company’s board meeting is in progress, the Finance Division should prepare related information for the attending directors to check from time to time.

When the boarding meeting is convened, managers of concerned departments who do not serve as the director should, depending on actual situation, be present at the meeting. When necessary, CPAs, attorneys or other professionals should be invited to attend.

The chairman of the board should declare opening of the meeting if the quorum of one-half of directors are present when the meeting time is due. If the quorum has not reached when the meeting time I due, the chairman may declare postponement of the meeting and the number of times for postponement is limited to twice only. The total time of postponement shall not be in excess of one hour and, if after two times of postponement, the quorum remains unfilled, the chairman may in accordance with the procedure specified in Article 3(2) of the Rules hereof declare  reconvening of the meeting.

9.	The process of the Company’s board meeting should be fully videorecorded for file, which shall be kept at lease for 5 years. The storage manner may be in electronic form.

The above rule will not apply prior to the expiry of the storage deadline if related issue the board has resolved involves litigation, in which case the related video tapes and information should be kept on file continuously.

Where the meeting is convened in the form of videoconferencing, the meeting recording and video tape shall be deemed as part of the meeting minutes and should be kept on file permanently.

10.	Contents of agent of the Company’s regular board meeting should at least contain the following matters:

10.1	Reports on:

10.1.1	Meeting minutes of last meeting and status of implementation.

10.1.2	Important financial business report.

10.1.3	Internal audit business report.

10.1.4	Other important reports.

10.2	Discussions

10.2.1	Matters of discussions reserved from last meeting.

10.2.2	Matters of discussions scheduled for last meeting.

11.
The Company’s board meeting should proceed in accordance with the scheduled contents of business discussion. However, the agenda may be changed with the consent of more than half of the directors present at the meeting.

Unless with the consent of more than half of the directors present at the meeting, the chair of the meeting shall not unilaterally declare meeting ended should there be unfinished discussions of the above-mentioned contents of business discussion and extempore motions.

In the course of the board meeting, if the attending directors at the meeting are less than half of the directors, the chair may, following motion by attending director, announce temporary recession and Article 8(3) shall govern.

12.	The following matters shall be brought up to the board meeting for discussions:

12.1	The Company’s operation plan.

12.2	Annual financial report and semi-annual financial report.

12.3	Internal control system stipulated or revised according to Article 14-1 of the Securities Trading Act, hereinafter STA.

12.4
Disposal procedure for major financial business such as acquisition or disposal of assets, transactions of derivative products, capital loan out to other party, endorsement or guarantee for other party stipulated or revised in accordance with Article 36-1 of the STA.

12.5	Collection, issuance or by private placement of securities with the nature of share ownership.

12.6	Appointment or dismissal of financial, accounting or internal auditing executives.

12.7
Matters that should be resolved by the shareholders’ meeting or brought upon the board of directors in accordance with Article 14-3 of the STA or by other ordinance or laws or regulations or major matters the competent regulatory authority has stipulated.

Matters that independent director submits to the board meeting in accordance with Article 14-3 of the STA requires personal appearance of the independent director before the board and should not be done by other non-independent director. If the independent director has any differing or reserved opinion, it should be clearly entered into the meeting minutes. If the independent director is unable to attend the meeting to personally express the differing or reserved opinion, unless with proper cause, it should be submitted in advance in writing, which should be entered into the meeting minutes.

13.	When the chair deems the motion being discussed has reached the state for voting, he/she may announce stop of discussions and bring the case for voting.

When the voting of a motion is being taken, it shall be deemed passed if there is no objection from the attending directors once the chair has made the enquiry, which shall have the same effect as does the voting. If, however, there is objection, the case should resort to voting.

The chair may choose one of the following methods to decide the  manner of voting. If there are objections, the voting shall be decided by the opinion of the majority:

13.1 Vote by raising one’s hands.

13.2 Vote by casting the ballot.

14.
Unless stipulated by the STA or The Company Act, resolutions of motions by the Company’s board of directors require presence of over half of the directors and consent of half of the directors present at the meeting.

If there is revision and alternative for the same motion, the chair should combine the original case and vote for the sequence of order. However, if one of them has passed, the other one shall be deemed as veto, requiring no more voting.

Where it is necessary to set monitor or vote counter with regard to voting of a motion, the chair should make the appointment. But the monitor must have the status of director.

The voting results should be announced on the site and enter into records.

15.
Where there is conflict of interest that involves the interest of the director or the corporate shareholder the director represents, the concerned director shall not enter into the discussions or voting nor act as agent to cast the vote.

Where the director is not allowed to exercise the voting right with regard to the board’s resolution in accordance with the rules specified in the foregoing paragraph, Article 180(2) applying Article 206-2 of The Company Act  shall govern.

16.	Business discussions at the board meeting of the Company must enter into minutes, which should precisely and correctly enter the following items:

16.1	Session and term as well as time and venue of the meeting.

16.2	Names of those present at the meeting.

16.3	Status of attendance, including names of those present, on leave and absent in addition to the number of persons present.

16.4	Names and positions of those invited to the meeting.

16.5	Name of the rapporteur

16.6	Matters of reports.

16.7
Matters for discussions: Resolution method and results of each and every motion, abstract of speech delivered on the podium by directors, supervisors, experts and other personnel, differing or reserved opinion with record or written statement and the written opinion made by independent director according to Article 12(2) hereof.

16.8
Extempore motions: Name of the initiator resolution method and results of each and every motion, abstract of speech delivered on the podium by directors, supervisors, experts and other personnel, differing or reserved opinion with record or written statement.

16.9	Other matter that should be recorded.

If the resolution by the board of directors contains any of the following events, a public announcement, apart from entries in the meeting minutes, should be made within 2 days in the open information observatory station designated by Financial Supervisory Commission, Executive Yuan:

1)	Differing or reserved opinion by independent director with record or written statement.

2)	Matters that failed to pass the Company’s audit committee but have obtained consent of over two-thirds of the directors.

The sign-in book for board meeting is a part of the meeting minutes and should be kept on file permanently.

The chair and rapporteur of the meeting should sign or affix seal on the meeting minutes and a copy of which should be distributed respectively to directors and supervisors within

20 days after the meeting is ended. The meeting minutes should be listed as a company important file and should be kept on file permanently.

Production and distribution of Item 1 meeting minutes may be done electronically.

17.
With the exception of matters mentioned in Article 12(1) that should be brought upon to the board of directors for discussions, the Company’s board of directors may, when the board of directors is in recession, authorize the chairman of the board to exercise the right of the board and contents of the authorization are as follows:

17.1	To approve various important contract.

17.2	To approve hypothecation of real estate and other loans.

17.3	To approve purchase or disposal of the Company’s general assets and real estate.

17.4	To appoint directors and supervisors of spin-off companies.

17.5
To approve the base date for capital increase or capital decrease, base date for distribution of cash dividend, base date for stock distribution or subscription to stocks, and update of dividend distribution ratio.

18.	These Rules are drawn up on December 21, 2006, whose stipulation and revision shall be subject to consent by the board of directors and subsequent report to the shareholders’ meeting.

■ Appendix IV

Advanced Semiconductor Engineering,
Inc.

Financial Statements for the
Years Ended December 31, 2006 and 2005 and
Independent Auditors' Report

800 220 Deloitte & Touche 20th Floor, Cathay Life Chung Cheng Building No. 2, Chung Cheng 3rd Road Kaohsiung 800, Taiwan, ROC Tel : +886 (7) 238-9988 Fax: +886 (7) 237-1789 www.deloitte.com.tw

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying balance sheets of Advanced Semiconductor Engineering, Inc. (the Company) as of December 31, 2006 and 2005, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China.  Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As discussed in Note 1 to the financial statements, the Company split the related operation, assets, and liabilities of its material segment into its subsidiary, Advanced Semiconductor Engineering Electronics Inc. on August 1, 2006, and acquired 294,930 thousand shares issued by this subsidiary.  The related operating income (loss) of the separated material segment for the years ended December 31, 2006 and 2005 has been reflected as separated segment in the statements of income mentioned in the first paragraph.

As discussed in Note 29 to the financial statements, the Company incurred fire damage to its production lines and facilities in Chung Li, Taiwan on May 1, 2005. The Company recognized an estimated loss of NT$11,849,699 thousand for the damage to its inventories, building, machinery and equipment, less NT$4,616,000 thousand of insurance receivable in 2005.  The Company reached final settlement with the insurers in June 2006 with regards to the fire damage referred to above.  The final settlement amount of NT$7,190,524 thousand, offset by the NT$4,616,000 thousand recorded in 2005 and the related repair and restoring expenses of NT$1,043,262 thousand, was recorded in the current period.  The Company also reversed NT$2,009,102 thousand of previously recorded impairment changes on these fire-damaged building, machinery and equipment due to subsequent value increase.  Net amount of NT$3,540,364 thousand was recognized as a

Audit. Tax. Consulting. Financial. Advisory.	Member of Deloitte Touche Tohmatsu

gain on insurance settlement and impairment recovery with NT$2,362,579 thousand and income from separated segment with NT$1,177,785 thousand, respectively.

As discussed in Note 3 to the financial statements, the Company adopted Republic of China Statement of Financial Accounting Standards No. 34 “Financial Instruments: Recognition and Measurement”, No. 36 “Financial Instruments: Disclosure and Presentation” and other revised Statements on January 1, 2006.

We have also audited the consolidated financial statements of the Company and subsidiaries as of and for the years ended December 31, 2006 and 2005, and have expressed an unqualified opinion on such financial statements.

February 2, 2007

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China.  If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.
Also, as stated in Note 2 to the financial statements, the additional footnote disclosures that are not required under generally accepted accounting principles were not translated into English.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

BALANCE SHEETS
DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Par Value)

	2006		2005
ASSETS	Amount	%	Amount	%

CURRENT ASSETS
Cash (Note 4)	$4,517,626	5	$4,913,923	5
Available-for-sale financial assets (Notes 2, 6 and 24)	6,316,827	6	-	-
Notes receivable	96,421	-	81,698	-
Accounts receivable, net (Note 7)	5,777,899	6	8,852,651	9
Accounts receivable from related parties (Note 25)	26,950	-	264,863	-
Other receivables	618,430	1	3,157,876	3
Other receivables from related parties (Note 25)	380,791	-	291,934	-
Guarantee deposits	210,227	-	39,831	-
Inventories (Notes 2 and 8)	3,113,763	3	6,166,166	7
Deferred income tax assets, net (Notes 2 and 21)	1,814,867	2	1,289,294	2
Prepayments and other (Notes 3 and 24)	149,093	-	130,096	-

Total current assets	23,022,894	23	25,188,332	26

LONG-TERM INVESTMENTS
Held-to-maturity financial assets (Notes 2, 3 and 24)	50,000	-	50,000	-
Financial assets carried at cost (Notes 2, 3, 9 and 24)	357,076	-	58,083	-
Equity method investments (Notes 2 and 10)	36,856,450	37	29,805,833	31
Prepayment for long-term investments	-	-	8,083	-

Total long-term investments	37,263,526	37	29,921,999	31

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 11, 26 and 27)
Cost
Land	1,558,201	2	1,558,201	2
Buildings and improvements	15,971,310	16	17,484,375	18
Machinery and equipment	49,219,337	49	55,773,701	57
Transportation equipment	62,872	-	69,851	-
Furniture and fixtures	970,152	1	1,045,573	1
Leased assets	244,426	-	3,202,656	3
Total cost	68,026,298	68	79,134,357	81
Accumulated depreciation	35,884,646	36	36,932,677	38
	32,141,652	32	42,201,680	43
Construction in progress	719,429	-	1,757,038	2
Machinery in transit and prepayments	774,057	1	2,526,387	2
Accumulated impairment	-	-	10,055,588	10

Net property, plant and equipment	33,635,138	33	36,429,517	37

INTANGIBLE ASSETS (Note 2)
Patents	4,081	-	-	-
Goodwill	957,167	1	1,380,830	1

Total intangible assets	961,248	1	1,380,830	1

OTHER ASSETS
Rental assets (Notes 2 and 12)	3,127,090	3	-	-
Guarantee deposits (Note 24)	17,172	-	159,659	-
Deferred charges, net (Notes 2 and 27)	1,030,371	1	1,495,142	2
Deferred income tax assets (Notes 2 and 21)	1,662,990	2	2,939,964	3
Restricted assets (Notes 24 and 26)	126,867	-	138,715	-
Other	4,744	-	22,795	-

Total other assets	5,969,234	6	4,756,275	5

TOTAL	$100,852,040	100	$97,676,953	100

	2006		2005
LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%	Amount	%

CURRENT LIABILITIES
Short-term borrowings (Note 13)	$-	-	$2,480,008	3
Financial liabilities at fair value through profit or loss (Notes
2, 3 and 5)	338,318	-	210,611	-
Derivative financial liabilities for hedging (Notes 2 and 3)	-	-	129,179	-
Accounts payable	4,721,819	5	7,784,399	8
Accounts payable to related parties (Note 25)	843,411	1	948,080	1
Income tax payable (Note 21)	911,455	1	15,537	-
Accrued expenses (Note 17)	1,556,582	2	2,087,615	2
Other payable to related parties (Note 25)	489,489	-	678,917	1
Payable for properties	989,286	1	2,068,656	2
Other payable (Note 3)	1,088,557	1	308,054	-
Current portion of bonds payable (Notes 2, 14 and 24)	3,798,233	4	-	-
Current portion of long-term bank loans (Notes 15 and 24)	210,000	-	2,775,290	3
Temporary receipts (Note 7)	2,311,321	2	845,201	1
Current portion of capital lease obligations (Notes 2, 16 and 24)	65,921	-	366,472	-
Other	251,761	-	71,530	-

Total current liabilities	17,576,153	17	20,769,549	21

LONG-TERM DEBTS
Long-term bonds payable (Notes 2, 14 and 24)	5,758,611	6	9,361,902	10
Long-term bank loans (Notes 15 and 24)	10,835,267	11	19,495,992	20
Capital lease obligations (Notes 2, 16 and 24)	37,038	-	345,668	-

Total long-term debts	16,630,916	17	29,203,562	30

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 17)	621,489	1	751,888	1
Unrealized intercompany profit (Note 2)	3,583	-	3,705	-

Total other liabilities	625,072	1	755,593	1

Total liabilities	34,832,141	35	50,728,704	52

Capital stock - NT$10 par vale
Authorized - 7,000,000 thousand shares in 2006 and 6,300,000 thousand shares in 2005
Issued - 4,592,509 thousand shares in 2006 and 4,557,372 thousand
shares in 2005	45,925,086	45	45,573,723	47

Capital received in advance (Note 18)	384,428	-	156,228	-

Capital surplus (Note 18)
Capital in excess of par value	269,027	-	2,093,712	2
Treasury stock	16,768	-	237,503	-
Long-term investment	3,519,973	4	3,585,077	4

Total capital surplus	3,805,768	4	5,916,292	6

Retained earnings (accumulated deficit) (Note 18)	16,985,043	17	(2,745,555)	(3)

Other equity adjustments (Notes 2, 3 and 18)
Cumulative translation adjustments	1,330,651	1	1,072,511	1
Unrecognized pension cost	(19,041)	-	(17,421)	-
Unrealized gain or loss on financial instruments	416,400	1	(199,093)	-

Total other equity adjustments	1,728,010	2	855,997	1

Treasury stock - 184,713 thousand shares (Notes 2 and 18 )	(2,808,436)	(3)	(2,808,436)	(3)

Total shareholders' equity	66,019,899	65	46,948,249	48

TOTAL	$100,852,040	100	$97,676,953	100

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche audit report dated February 2, 2007)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Share Data)

	2006		2005
	Amount	%	Amount	%

SALES REVENUES (Notes 2 and 22)	$63,623,648	101	$53,268,920	101

LESS: SALE DISCOUNTS AND ALLOWANCES	557,996	1	578,701	1

NET REVENUES	63,065,652	100	52,690,219	100

COST OF REVENUES (Notes 20, 22 and 25)	46,252,990	73	44,145,172	84

GROSS PROFIT	16,812,662	27	8,545,047	16

OPERATING EXPENSES (Notes 20, 22, 25 and 27)
Selling	1,102,851	2	936,040	2
General and administrative	1,739,056	3	1,749,123	3
Research and development	1,393,691	2	1,398,776	3

Total operating expenses	4,235,598	7	4,083,939	8

INCOME FROM OPERATIONS	12,577,064	20	4,461,108	8

NON-OPERATING INCOME (Note 22)
Interest income (Note 24)	99,803	-	81,988	-
Equity in earnings of equity method investees (Notes 2 and 10)	5,102,734	8	-	-
Foreign exchange gain, net(Notes 2 and 24)	99,174	-	57,187	-
Gain on valuation of financial asset, net (Notes 2, 5 and 22)	32,047	-	-	-
Gain on valuation of financial liability, net (Note 3)	-	-	23,870	-
Gain on insurance settlement and impairment recovery(Note 29)	2,362,579	4	-	-
Other	433,594	1	253,013	1

Total non-operating income	8,129,931	13	416,058	1

NON-OPERATING EXPENSES (Note 22)
Interest expense (Notes 2, 5 and 11)	712,834	1	832,917	1
Equity in losses of equity method investees (Notes 2, 3 and 10)	-	-	55,895	-
Loss on inventory valuation and obsolescence	784,330	1	487,287	1
Loss on valuation of financial liability	219,683	-	-	-
Loss on fire damage (Note 29)	-	-	3,789,465	7
Other	896,468	2	892,852	2

Total non-operating expenses	2,613,315	4	6,058,416	11

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Share Data)

	2006		2005
	Amount	%	Amount	%

INCOME (LOSS) BEFORE INCOME TAX	$18,093,680	29	$(1,181,250)	(2)

INCOME TAX EXPENSE(BENEFIT) (Notes 2 and 21)	1,191,628	2	(390,700)	-

INCOME (LOSS) FROM CONTINUING OPERATIONS	16,902,052	27	(790,550)	(2)

OPERATION INCOME (LOSS) FOR SEPARATED OPERATION (NET OF INCOME TAX EXPENSE OF $117,123 THOUSAND IN 2006 AND INCOME TAX BENEFIT OF $283,331 THOUSANDS IN 2005) (Notes 21 and 22)	857,105	1	(3,900,637)	(7)

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCLPLE	17,759,157	28	(4,691,187)	(9)

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF TAX BENEFIT OF $114,336 THOUSAND IN 2006 (Notes 3 and 21)	(343,006)	-	-	-

NET INCOME (LOSS)	$17,416,151	28	$(4,691,187)	(9)

	2006		2005
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS (LOSS) PER SHARE (Note 23)
Basic EPS (Note23)
Income (loss) from continuing operations	$4.11	$3.84	$(0.27)	$(0.18)
Separated operations	0.22	0.19	(0.96)	(0.89)
Income before cumulative effect of change in accounting principle	4.33	4.03	(1.23)	(1.07)
Cumulative effect of change in accounting principle	(0.10)	(0.08)	-	-
Net income (loss)	$4.23	$3.95	$(1.23)	$(1.07)

(Continued)

	2006		2005
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax
Diluted EPS (Note23)
Income (loss) from continuing operations	$3.92	$3.66	$(0.27)	$(0.18)
Separated operations	0.21	0.18	(0.96)	(0.89)
Income (loss) before cumulative effect of change in accounting principle	4.13	3.84	(1.23)	(1.07)
Cumulative effect of change in accounting principle	(0.10)	(0.07)	-	-
Net income (loss)	$4.03	$3.77	$(1.23)	$(1.07)

PRO FORMA INFORMATION

Had the Company’s shares held by subsidiaries been accounted for as investment rather than treasury stock: (after tax):

	2006	2005

Net income (loss) for purpose calculation of the basic EPS	$17,416,151	$(4,691,187)
Net Income (loss) for purpose calculation of the diluted EPS	$17,582,151	$(4,691,187)

Earning (loss) Per Share
Basic EPS
Income (loss) from continuing operations	$3.68	$(0.17)
Separated operations	0.19	(0.86)
Income (loss) before cumulative effect of change in accounting principle	3.87	(1.03)
Cumulative effect of change in accounting principle	(0.07)	-
Net income (loss)	$3.80	$(1.03)

Diluted EPS
Income (loss) from continuing operations	$3.52	$(0.17)
Separated operations	0.18	(0.86)
Income (loss) before cumulative effect of change in accounting principle	3.70	(1.03)
Cumulative effect of change in accounting principle	(0.07)	-
Net income (loss)	$3.63	$(1.03)

Had the split not been consummated on August, 2006, the Company’s combined operation proforma information after elimination would have been as follows:

	2006	2005

Net revenues	$63,979,138	$53,523,704
Cost of revenues	47,084,244	45,016,287
Gross profit	$16,894,894	$8,507,417
Operating income	$12,512,561	$4,067,730
Net income (loss)	$17,416,151	$(4,691,187)

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated February 2, 2007)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Share Data)

				Retained Earnings Accumulated Deficit		Other Adjustments
	Common Stock	Capital Received in Advance	Capital Surplus	Legal Reserve	Unappropriated Earnings (Accumulated Deficit)	Cumulative Translation Adjustments	Unrecognized Pension Cost	Unrealized Gain (Loss) on Financial Instruments	Treasury Stock	Total Shareholders' Equity

BALANCE, JANUARY 1, 2005	$41,000,000	$42,759	$6,972,656	$1,325,944	$4,250,388	$640,379	$(4,710)	$(107,221)	$(2,808,436)	$51,311,759

Appropriations of 2004 earnings
Legal reserve	-	-	-	420,969	(420,969)	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	(75,720)	-	-	-	-	(75,720)
Bonus to employees - cash	-	-	-	-	(9,536)	-	-	-	-	(9,536)
Bonus to employees - stock	255,675	-	-	-	(255,675)	-	-	-	-	-
Cash dividends - 1%	-	-	-	-	(411,221)	-	-	-	-	(411,221)
Stock dividends - 6.99%	2,878,548	-	-	-	(2,878,548)	-	-	-	-	-

Capital surplus transferred to common stock - 2.99%	1,233,663	-	(1,233,663)	-	-	-	-	-	-	-

Adjustment of equity in subsidiary	-	-	18,043	-	-	-	(12,711)	700	-	6,032

Valuation gain on derivatives financial instruments	-	-	-	-	-	-	-	36,607	-	36,607

Stock option exercised by employees
Common Stock	205,837	(42,759)	159,256	-	-	-	-	-	-	322,334
Capital received in advance	-	156,228	-	-	-	-	-	-	-	156,228

Net loss in 2005	-	-	-	-	(4,691,187)	-	-	-	-	(4,691,187)

Cumulative translation adjustments	-	-	-	-	-	432,132	-	-	-	432,132

BALANCE, DECEMBER 31, 2005	45,573,723	156,228	5,916,292	1,746,913	(4,492,468)	1,072,511	(17,421)	(69,914)	(2,808,436)	47,077,428

Effect of adopting of ROC SFAS No.34	-	-	-	-	-	-	-	(129,179)	-	(129,179)

Offset against deficit	-	-	(2,314,447)	(1,746,913)	4,061,360	-	-	-	-	-

Variation of unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	-	16,827	-	16,827

Valuation gain on derivative financial instruments	-	-	-	-	-	-	-	129,179	-	129,179

Adjustment of equity in subsidiary	-	-	(65,104)	-	-	-	(1,620)	469,487	-	402,763

Stock option exercised by employees
Common Stock	351,363	(156,228)	269,027	-	-	-	-	-	-	464,162
Capital received in advance	-	384,428	-	-	-	-	-	-	-	384,428

Net Income in 2006	-	-	-	-	17,416,151	-	-	-	-	17,416,151

Cumulative translation adjustments	-	-	-	-	-	258,140	-	-	-	258,140

BALANCE, DECEMBER 31, 2006	$45,925,086	$384,428	$3,805,768	$-	$16,985,043	$1,330,651	$(19,041)	$416,400	$(2,808,436)	$66,019,899

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated February 2, 2007)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars)

	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$17,416,151	$(4,691,187)
Cumulative effect of changes in accounting principle	343,006	-
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	6,549,253	7,135,150
Amortization	681,294	790,792
Provision (reversal) for doubtful accounts and sales allowance	(10,465)	43,288
Allowance for inventory valuation	868,801	544,486
Loss on disposal of properties	59,612	61,572
Loss (gain) on disposal of available-for -sale financial assets, net	(18,732)	36
Equity in losses (earnings) of equity method investees (net of gain $26 thousand on liquidation of investee)	(5,102,708)	55,895
Cash dividends received from equity method investments	134,544	60,784
Accrued interest on foreign convertible bonds	247,155	241,394
Unrealized exchange loss (gain) on foreign convertible bonds payable and accrued interest	(52,213)	215,762
Deferred income taxes	395,016	(678,327)
Loss on fire damage (gain on insurance settlement and impairment recovery)	(3,540,364)	6,886,154
Accrued pension cost	7,198	162,336
Effect of exchange rate changes	3,384	48,574
Other	164,331	141,974
Changes in operating assets and liabilities
Notes and accounts receivable (including related parties)	2,973,913	(2,144,655)
Other receivable (including related parties)	77,032	(168,535)
Inventories	1,690,114	(628,353)
Prepayments and other current assets	29,532	242,408
Financial liabilities for trading	(458,814)	(94,386)
Accounts payable (including related parties)	(2,054,496)	3,742,890
Income tax payable	895,918	(33,637)
Accrued expenses	(338,891)	91,342
Other payable (including related parties)	(197,738)	(11,181)
Other current liabilities	(87)	104,780

Net cash provided by operating activities	20,761,746	12,119,356

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of properties, plant and equipment	(9,024,363)	(8,585,987)
Increase in equity method investments	(1,571,909)	(2,454,707)
Cash payment due to business separation	(153,241)	-
Proceeds from insurance claims	4,902,944	2,287,580
Cash received from return of capital on long-term investment	3,099,656	53,300
Acquisition of available-for-sale financial assets	(10,583,480)	(4,100)
Disposal of available-for-sale financial assets	4,302,212	8,414

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars)

	2006	2005

Acquisition of financial assets carried at cost	$(290,910)	$(8,083)
Proceeds from sales of property, plants and equipments	184,553	273,618
Increase in other assets	(554,799)	(310,542)
Increase in guarantee deposits	(27,909)	(8,577)
Decrease (increase) in restricted assets	1,151	(3,405)

Net cash used in investing activities	(9,716,095)	(8,752,489)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock option by employees	848,590	478,562
Proceeds from (repayment of) short-term borrowings	(2,480,008)	4,579,292
Increase in collection of accounts receivable sold	1,475,453	742,868
Decrease (increase) in guarantee deposits received	179,497	(1,500)
Proceeds from long-term debts	10,690,000	15,979,007
Repayments of long-term debts	(21,916,015)	(20,619,870)
Decrease in capital lease obligations	(226,545)	(1,540,674)
Compensation to directors and supervisors and bonus to employees	(9,536)	(75,720)
Cash dividends	-	(411,221)
Redemption of payable bonds	-	(502,748)

Net cash used in financing activities	(11,438,564)	(1,372,004)

EFFECT OF EXCHANGE RATE CHANGES	(3,384)	(48,574)

NET INCREASE (DECREASE) IN CASH	(396,297)	1,946,289

CASH, BEGINNING OF YEAR	4,913,923	2,967,634

CASH, END OF YEAR	$4,517,626	$4,913,923

SUPPLEMENTAL INFORMATION
Interest paid	$887,221	$1,225,725
Less capitalized interest	57,081	98,162
Interest paid (excluding capitalized interest)	$830,140	$1,127,563
Income tax paid	$17,817	$37,933
Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	$(8,194,992)	$(7,100,512)
Decrease in payable (including related parties)	(829,371)	(1,485,475)
	$(9,024,363)	$(8,585,987)
Cash received from disposal of property, plant and equipment
Disposal of properties, plants and equipments	$364,988	$263,605
Decrease (increase) in receivable (including related parties)	(180,435)	10,013
	$184,553	$273,618

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars)

	2006	2005

NON-CASH FLOWS FROM FINANCING ACTIVITIES
Current portion of long-term loans	$210,000	$2,775,290
Current portion of bonds payable	3,798,233	-
Current portion of capital lease obligations	65,921	366,472
Short-term borrowings transferred to long-term loans	-	2,286,940
Employee bonus payable	-	9,536

SUPPLEMENTAL DISCLOSURES

The Company separated its material segment into its subsidiary, Advanced Semiconductor Engineering Electronics Inc. on August 1, 2006.  Separated assets and liabilities were as follows:

Accounts receivable from related parties	$334,494
Inventories	490,484
Deferred income tax assets- current	45,996
Prepayment and other current assets	74,925
Property, plant and equipment, net	2,693,029
Goodwill	423,663
Deferred income tax assets-noncurrent	424,725
Other assets	350,143
Accounts payable	(1,112,753)
Accrued expense	(200,308)
Payable for properties	(199,600)
Other current liabilities	(8,510)
Capital lease obligations	(382,635)
Accrued pension liabilities	(137,597)
Net assets (excluding cash)	2,796,056
Equity method investments - 294,930 thousand common shares of Advanced Semiconductor Engineering Electronics Inc.	2,949,297
Cash payment	$153,241

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated February 2, 2007)

Advanced Semiconductor Engineering,
Inc. and Subsidiaries

Consolidated Financial Statements for the
Years Ended December 31, 2004, 2005 and 2006 and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2006, all expressed in New Taiwan dollars.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants, auditing standards generally accepted in the Republic of China and the Standards of the Public Company Accounting Oversight Board (United States).  Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2006, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As discussed in Note 29 to the consolidated financial statements, the Company incurred fire damage to its production line and facilities in Chung Li, Taiwan on May 1, 2005.  The Company recognized an estimated loss of NT$13,479,079 thousand for the damage to its inventories, building, machinery and equipment, net of NT$4,641,000 thousand (US$142,406 thousand) of insurance receivable in 2005.  The Company reached final settlement with the insurers in June 2006 with regards to the fire damage referred to above.  The final settlement amount of NT$8,068,000 thousand (US$247,561 thousand), less the NT$4,641,000 thousand recorded in 2005 and the related repair and restoring expenses of NT$1,043,132 thousand (US$32,008 thousand), was recorded as a gain in 2006.  The Company also reversed NT$2,190,583 thousand (US$67,217 thousand) of previously recorded impairment charges on these fire-damaged building, machinery and equipment due to an increase in the estimated service potential of the assets.  Net amount of NT$4,574,451 thousand (US$140,364 thousand) was recognized as a gain on insurance settlement and impairment recovery.

As discussed in Note 3 to the consolidated financial statements, the Company adopted the Republic of China Statement of Financial Accounting Standards No. 34 “Financial Instruments: Recognition and Measurement”, No. 36 “Financial Instruments: Disclosure and Presentation” and other revised Statements on January 1, 2006.

Accounting principles generally accepted in the Republic of China differ in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.  Such U.S. dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 30, 2007

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China.  If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.  Also, as stated in Note 2 to the financial statements, the additional footnote disclosures that are not required under generally accepted accounting principles were not translated into English.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except Par Value)

	December 31
	2005	2006
ASSETS	NT$	NT$	US$ (Note 2)

CURRENT ASSETS
Cash (Note 4)	$13,263,788	$15,730,075	$482,666
Financial assets at fair value through profit or loss (Notes 2, 3, 5 and 23)	4,330,733	1,557,903	47,803
Available-for-sale financial assets (Notes 2, 3, 6 and 23)	27,973	9,346,415	286,788
Notes receivable	83,936	109,912	3,373
Accounts receivable, net (Notes 2 and 7)	15,501,680	11,344,961	348,112
Other receivables	3,851,270	915,390	28,088
Inventories (Notes 2, 3 and 8)	7,757,077	5,674,010	174,103
Deferred income tax assets, net (Notes 2 and 21)	1,615,696	2,808,184	86,167
Pledged time deposits (Note 25)	62,505	-	-
Prepayments and other	1,049,353	1,275,948	39,151

Total current assets	47,544,011	48,762,798	1,496,251

LONG-TERM INVESTMENTS
Held-to-maturity financial assets (Notes 2, 3 and 23)	50,000	50,000	1,534
Financial assets carried at cost (Notes 2, 3, 9 and 23)	1,272,311	1,595,597	48,960
Equity method investments (Notes 2 and 10)	3,494,371	4,088,949	125,466
Prepayments for long-term investments	81,375	-	-

Total long-term investments	4,898,057	5,734,546	175,960

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 11, 16, 24 and 25)
Cost
Land	2,255,006	2,284,577	70,101
Buildings and improvements	26,257,236	30,508,824	936,141
Machinery and equipment	104,206,962	100,838,100	3,094,142
Transportation equipment	149,143	165,665	5,083
Furniture and fixtures	2,698,066	2,951,547	90,566
Leased assets and leasehold improvements	2,364,403	1,042,889	32,000
Total cost	137,930,816	137,791,602	4,228,033
Accumulated depreciation	(67,277,930)	(71,608,252)	(2,197,246)
	70,652,886	66,183,350	2,030,787
Construction in progress	3,690,175	3,678,333	112,867
Machinery in transit and prepayments	4,843,303	3,682,071	112,982
Accumulated impairment	(11,145,593)	-	-

Net property, plant and equipment	68,040,771	73,543,754	2,256,636

INTANGIBLE ASSETS
Patents (Note 2)	-	4,081	125
Goodwill (Notes 2 and 12)	2,843,022	2,831,274	86,876
Land use rights (Note 2)	746,087	600,322	18,420

Total intangible assets	3,589,109	3,435,677	105,421

OTHER ASSETS
Guarantee deposits (Note 23)	223,592	314,489	9,650
Deferred charges, net (Note 2)	1,960,849	1,880,712	57,708
Deferred income tax assets, net (Notes 2 and 21)	4,046,772	2,512,421	77,092
Restricted assets (Notes 23 and 25)	204,632	336,463	10,324
Other	617,688	520,016	15,956

Total other assets	7,053,533	5,564,101	170,730

TOTAL	$131,125,481	$137,040,876	$4,204,998

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except Par Value)

	December 31
	2005	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY	NT$	NT$	US$ (Note 2)

CURRENT LIABILITIES
Short-term borrowings (Note 13)	$5,084,937	$2,868,138	$88,007
Financial liabilities at fair value through profit or loss (Notes 2, 3, 5 and 23)	202,729	352,583	10,819
Derivative financial liabilities for hedging (Notes 2, 3 and 23)	129,179	-	-
Notes payable and accounts payable	10,984,695	7,304,812	224,143
Income tax payable (Note 2)	37,751	1,332,000	40,871
Accrued expenses (Note 17)	4,005,290	3,108,175	95,372
Payable for properties	3,659,836	3,082,384	94,581
Current portion of bonds payable (Notes 2, 14 and 23)	-	3,798,233	116,546
Current portion of long-term bank loans (Notes 15, 23 and 25)	5,232,529	1,292,040	39,645
Temporary receipts (Note 7)	1,005,057	2,503,125	76,806
Current portion of capital lease obligations (Notes 2, 16 and 23)	205,662	540,736	16,592
Other	557,954	1,828,016	56,091

Total current liabilities	31,105,619	28,010,242	859,473

LONG-TERM DEBTS
Long-term bonds payable (Notes 2, 14 and 23)	9,361,902	5,758,611	176,699
Long-term bank loans (Notes 15, 23 and 25)	33,298,508	23,571,786	723,283
Capital leases obligations (Notes 2, 16 and 23)	201,700	67,903	2,083

Total long-term debts	42,862,110	29,398,300	902,065

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 17)	2,234,994	2,296,384	70,463
Deferred income tax liabilities (Notes 2 and 21)	-	25,888	794
Other	72,521	183,303	5,625

Total other liabilities	2,307,515	2,505,575	76,882

Total liabilities	76,275,244	59,914,117	1,838,420

EQUITY ATTRIBUTE TO SHAREHOLDERS OF THE PARENT
Capital stock - NT$10 par value
Authorized - 6,300,000 thousand shares in 2005 and 7,000,000 thousand shares in
2006
Issued - 4,557,372 thousand shares in 2005 and 4,592,509 thousand shares in 2006	45,573,723	45,925,086	1,409,177
Capital received in advance (Note 18)	156,228	384,428	11,796
Capital surplus (Note 18)
Capital in excess of par value	2,093,712	269,027	8,255
Treasury stock transactions	237,503	16,768	514
Long-term investment	3,585,077	3,519,973	108,008
Total capital surplus	5,916,292	3,805,768	116,777
Retained earnings (accumulated deficit) (Note 18)	(2,745,555)	16,985,043	521,174
Other equity adjustments (Notes 2, 3 and 18)
Cumulative translation adjustments	1,072,511	1,330,651	40,830
Unrecognized pension cost	(17,421)	(19,041)	(584)
Unrealized gain or loss on financial instruments	(199,093)	416,400	12,777
Total other equity adjustments	855,997	1,728,010	53,023
Treasury stock - 184,713 thousand shares (Notes 2 and 18)	(2,808,436)	(2,808,436)	(86,175)
Total equity attribute to shareholders of the parent	46,948,249	66,019,899	2,025,772

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	7,901,988	11,106,860	340,806

Total shareholders' equity	54,850,237	77,126,759	2,366,578

TOTAL	$131,125,481	$137,040,876	$4,204,998

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 30, 2007)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Share Data)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$

NET REVENUES (Note 2)
Packaging	$58,261,796	$66,022,940	$76,820,475	$2,357,179
Testing	16,473,924	17,121,986	21,429,584	657,551
Other	501,966	890,872	2,173,588	66,695

Total net revenues	75,237,686	84,035,798	100,423,647	3,081,425

COST OF REVENUES (Note 20)
Packaging	47,115,746	55,894,282	57,539,702	1,765,563
Testing	12,141,233	12,688,893	12,701,354	389,732
Other	384,101	934,829	1,402,211	43,025

Total cost of revenues	59,641,080	69,518,004	71,643,267	2,198,320

GROSS PROFIT	15,596,606	14,517,794	28,780,380	883,105

OPERATING EXPENSES (Notes 12 and 20)
Selling	1,341,067	1,100,023	1,320,646	40,523
General and administrative	4,717,653	4,813,177	4,381,267	134,436
Research and development	2,581,089	2,785,432	2,632,036	80,762

Total operating expenses	8,639,809	8,698,632	8,333,949	255,721

INCOME FROM OPERATIONS	6,956,797	5,819,162	20,446,431	627,384

NON-OPERATING INCOME AND GAINS
Interest income	77,797	173,325	406,364	12,469
Equity in earnings of equity method investees (Notes 2 and 10)	-	74,292	315,654	9,685
Foreign exchange gain, net (Notes 3 and 23)	222,358	154,275	92,819	2,848
Gain on valuation of financial asset, net (Notes 5 and 23)	-	-	29,278	898
Gain on valuation of financial liability, net (Note 5 and 23)	-	20,919	-	-
Gain on insurance settlement and impairment recovery (Note 29)	-	-	4,574,451	140,364
Other	396,182	324,132	961,041	29,489

Total non-operating income and gains	696,337	746,943	6,379,607	195,753

NON-OPERATING EXPENSES AND LOSSES
Interest expense (Note 11)	972,188	1,571,058	1,620,294	49,718
Loss on valuation of financial liability (Notes 5 and 23)	370,502	-	289,847	8,894
Loss on inventory valuation and obsolescence	75,842	611,679	1,143,925	35,100
Equity in losses of equity method investees (Notes 2 and 10)	394,995	-	-	-
Loss on fire damage (Note 29)	-	8,838,079	-	-
Other investment loss (Notes 2 and 3)	512,000	-	-	-
Impairment of goodwill (Notes 2, 3 and 12)	1,950,097	-	-	-
Other (Note 7)	414,593	1,219,135	1,520,548	46,657

Total non-operating expenses and losses	4,690,217	12,239,951	4,574,614	140,369

INCOME (LOSS) BEFORE INCOME TAX	2,962,917	(5,673,846)	22,251,424	682,768

INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 21)	1,397,003	118,656	(2,084,787)	(63,970)

INCOME (LOSS) FROM CONTINUING OPERATIONS	4,359,920	(5,555,190)	20,166,637	618,798

DISCONTINUED OPERATIONS (Note 28)
Income from discontinued operations, net of income tax expense of NT$677 thousand in 2004 and NT$2,147 thousand in 2005	568,222	120,962	-	-
Gain on disposal of discontinued operations, net of income tax expense of NT$1,920 thousand	-	232,737	-	-

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Share Data)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$

	$568,222	$353,699	$-	$-

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE	4,928,142	(5,201,491)	20,166,637	618,798

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFIT OF NT$114,168 THOUSAND IN 2006 (Note 3)	(26,844)	-	(342,503)	(10,509)

NET INCOME (LOSS)	$4,901,298	$(5,201,491)	$19,824,134	$608,289

ATTRIBUTABLE TO
Shareholders of parent company	$4,209,690	$(4,691,187)	$17,416,151	$534,402
Minority interest	691,608	(510,304)	2,407,983	73,887

	$4,901,298	$(5,201,491)	$19,824,134	$608,289

EARNINGS (LOSS) PER SHARE (Note 22)
Basic earnings (loss) per share
Before income tax
Income (loss) from continuing operations	0.71	(1.31)	4.33	0.13
Discontinued operations	0.13	0.08	-	-
Cumulative effect of changes in accounting principles	(0.01)	-	(0.10)	-
Income (loss) of parent company’s common shareholders	0.83	(1.23)	4.23	0.13
After income tax
Income (loss) from continuing operations	0.87	(1.15)	4.03	0.12
Discontinued operations	0.13	0.08	-	-
Cumulative effect of changes in accounting principles	(0.01)	-	(0.08)	-
Income (loss) of parent company’s common shareholders	0.99	(1.07)	3.95	0.12
Diluted earnings (loss) per share
Before income tax
Income (loss) from continuing operations	0.71	(1.31)	4.13	0.13
Discontinued operations	0.12	0.08	-	-
Cumulative effect of changes in accounting principles	(0.01)	-	(0.10)	(0.01)
Income (loss) of parent company’s common shareholders	0.82	(1.23)	4.03	0.12
After income tax
Income (loss) from continuing operations	0.85	(1.15)	3.84	0.12
Discontinued operations	0.12	0.08	-	-
Cumulative effect of changes in accounting principles	(0.01)	-	(0.07)	-
Income (loss) of parent company’s common shareholders	0.96	(1.07)	3.77	0.12

EARNINGS PER EQUIVALENT ADS (Note 22)
Basic earnings (loss) per equivalent ADS
Before income tax
Income (loss) from continuing operations	3.50	(6.55)	21.65	0.66
Discontinued operations	0.67	0.41	-	-
Cumulative effect of changes in accounting principles	(0.03)	-	(0.52)	(0.01)
Income (loss) of parent company’s common shareholders	4.14	(6.14)	21.13	0.65
After income tax
Income (loss) from continuing operations	4.30	(5.77)	20.16	0.62
Discontinued operations	0.67	0.40	-	-
Cumulative effect of changes in accounting principles	(0.03)	-	(0.39)	(0.01)
Income (loss) of parent company’s common shareholders	4.94	(5.37)	19.77	0.61

 (Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Share Data)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$

Diluted earnings (loss) per equivalent ADS
Before income tax
Income (loss) from continuing operations	3.50	(6.55)	20.66	0.63
Discontinued operations	0.63	0.41	-	-
Cumulative effect of changes in accounting principles	(0.03)	-	(0.49)	(0.01)
Income (loss) of parent company’s common shareholders	4.10	(6.14)	20.17	0.62
After income tax
Income (loss) from continuing operations	4.22	(5.77)	19.22	0.59
Discontinued operations	0.62	0.40	-	-
Cumulative effect of changes in accounting principles	(0.03)	-	(0.37)	(0.01)
Income (loss) of parent company’s common shareholders	4.81	(5.37)	18.85	0.58

(Concluded)
The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 30, 2007)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Amounts in Thousands)

				Retained Earnings (Accumulated Deficit)		Other Adjustments
	Capital Stock	Capital Received in Advance	Capital Surplus	Legal Reserve	Unappropriated Earnings (Accumulated Deficit)	Cumulative Translation Adjustments	Unrecognized Pension Cost	Unrealized Gain (Loss) on Financial Instruments	Treasury Stock	Minority Interest	Total Shareholders' Equity
New Taiwan dollars
BALANCE, JANUARY 1, 2004	$35,802,800	$-	$4,046,774	$1,051,665	$2,756,771	$1,559,599	$(16,137)	$(68,833)	$(10,037)	$10,077,575	$55,200,177
Appropriations of 2003 earnings
Legal reserve	-	-	-	274,279	(274,279)	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	(49,320)	-	-	-	-	-	(49,320)
Bonus to employees - cash	-	-	-	-	(18,428)	-	-	-	-	-	(18,428)
Bonus to employees - stock	154,272	-	-	-	(154,272)	-	-	-	-	-	-
Stock dividends - 5.7%	2,219,774	-	-	-	(2,219,774)	-	-	-	-	-	-
Capital received in advance from stock options exercised by employees	-	42,759	-	-	-	-	-	-	-	-	42,759
Reclassification of ASE Inc. shares held by subsidiaries to treasury stock	-	-	-	-	-	-	-	-	(2,798,399)	-	(2,798,399)
Valuation loss on derivatives financial instruments	-	-	-	-	-	-	-	(36,607)	-	-	(36,607)
Adjustment of equity in subsidiary	-	-	15,332	-	-	-	11,427	(1,781)	-	-	24,978
Issuance of common stock through merger	2,823,154	-	3,153,342	-	-	-	-	-	-	-	5,976,496
Elimination of long-term investment balance on consolidation	-	-	(242,792)	-	-	-	-	-	-	-	(242,792)
Net income in 2004	-	-	-	-	4,209,690	-	-	-	-	691,608	4,901,298
Change in minority interest	-	-	-	-	-	-	-	-	-	(2,364,357)	(2,364,357)
Cumulative translation adjustments	-	-	-	-	-	(919,220)	-	-	-	-	(919,220)
BALANCE, DECEMBER 31, 2004	41,000,000	42,759	6,972,656	1,325,944	4,250,388	640,379	(4,710)	(107,221)	(2,808,436)	8,404,826	59,716,585
Appropriations of 2004 earnings
Legal reserve	-	-	-	420,969	(420,969)	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	(75,720)	-	-	-	-	-	(75,720)
Bonus to employees - cash	-	-	-	-	(9,536)	-	-	-	-	-	(9,536)
Bonus to employees - stock	255,675	-	-	-	(255,675)	-	-	-	-	-	-
Cash dividends - 1%	-	-	-	-	(411,221)	-	-	-	-	-	(411,221)
Stock dividends - 6.99%	2,878,548	-	-	-	(2,878,548)	-	-	-	-	-	-
Capital surplus transferred to common stock - 2.99%	1,233,663	-	(1,233,663)	-	-	-	-	-	-	-	-
Adjustment of equity in subsidiary	-	-	18,043	-	-	-	(12,711)	700	-	-	6,032
Valuation gain on derivative financial instruments	-	-	-	-	-	-	-	36,607	-	-	36,607
Stock options exercised by employees
Common stock	205,837	(42,759)	159,256	-	-	-	-	-	-	-	322,334
Capital received in advance	-	156,228	-	-	-	-	-	-	-	-	156,228
Net loss in 2005	-	-	-	-	(4,691,187)	-	-	-	-	(510,304)	(5,201,491)
Change in minority interest	-	-	-	-	-	-	-	-	-	7,466	7,466
Cumulative translation adjustments	-	-	-	-	-	432,132	-	-	-	-	432,132
BALANCE, DECEMBER 31, 2005	45,573,723	156,228	5,916,292	1,746,913	(4,492,468)	1,072,511	(17,421)	(69,914)	(2,808,436)	7,901,988	54,979,416
Effect of adopting ROC SFAS No. 34	-	-	-	-	-	-	-	(129,179)	-	-	(129,179)
Offset against deficit	-	-	(2,314,447)	(1,746,913)	4,061,360	-	-	-	-	-	-
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	-	16,827	-	-	16,827
Valuation gain on derivative financial instruments	-	-	-	-	-	-	-	129,179	-	-	129,179
Adjustment of equity in subsidiary	-	-	(65,104)	-	-	-	(1,620)	469,487	-	-	402,763
Stock options exercised by employees
Common stock	351,363	(156,228)	269,027	-	-	-	-	-	-	-	464,162
Capital received in advance	-	384,428	-	-	-	-	-	-	-	-	384,428
Net income in 2006	-	-	-	-	17,416,151	-	-	-	-	2,407,983	19,824,134
Changes in minority interest	-	-	-	-	-	-	-	-	-	796,889	796,889
Cumulative translation adjustments	-	-	-	-	-	258,140	-	-	-	-	258,140
BALANCE, DECEMBER 31, 2006	$45,925,086	$384,428	$3,805,768	$-	$16,985,043	$1,330,651	$(19,041)	$416,400	$(2,808,436)	$11,106,860	$77,126,759
U.S. Dollars
BALANCE, JANUARY 1, 2006	$1,398,396	$4,794	$181,537	$53,603	$(137,848)	$32,909	$(534)	$(2,145)	$(86,175)	$242,467	$1,687,004
Effect of adopting of ROC SFAS No. 34	-	-	-	-	-	-	-	(3,964)	-	-	(3,964)
Offset against deficit	-	-	(71,017)	(53,603)	124,620	-	-	-	-	-	-
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	-	516	-	-	516
Valuation gain on derivative financial instruments	-	-	-	-	-	-	-	3,964	-	-	3,964
Adjustment of equity in subsidiary	-	-	(1,998)	-	-	-	(50)	14,406	-	-	12,358
Stock options exercised by employees
Common stock	10,781	(4,794)	8,255	-	-	-	-	-	-	-	14,242
Capital received in advance	-	11,796	-	-	-	-	-	-	-	-	11,796
Net income in 2006	-	-	-	-	534,402	-	-	-	-	73,887	608,289
Changes in minority interest	-	-	-	-	-	-	-	-	-	24,452	24,452
Cumulative translation adjustments	-	-	-	-	-	7,921	-	-	-	-	7,921
BALANCE, DECEMBER 31, 2006	$1,409,177	$11,796	$116,777	$-	$521,174	$40,830	$(584)	$12,777	$(86,175)	$340,806	$2,366,578

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 30, 2007)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$4,901,298	$(5,201,491)	$19,824,134	$608,289
Cumulative effect of changes in accounting principle	-	-	342,503	10,509
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	13,898,098	13,990,219	13,488,180	413,875
Amortization	888,174	1,042,560	1,000,031	30,685
Equity in losses (earnings) of equity method investees, net of cash dividends received	394,995	(74,292)	(222,847)	(6,838)
Impairment of goodwill	1,950,097	-	-	-
Other investment loss	512,000	-	-	-
Accrued interest on foreign convertible bonds	255,172	241,394	247,155	7,584
Unrealized exchange loss (gain) on long-term foreign bonds payable and accrued interest	(425,822)	215,762	(52,213)	(1,602)
Allowance for inventory valuation	75,842	611,679	1,143,925	35,100
Provision (reversal) for doubtful accounts and sales allowances	151,358	115,200	(62,198)	(1,908)
Loss on disposal of properties	83,826	193,038	45,535	1,397
Gain on disposal of discontinued operations	-	(232,737)	-	-
Loss on fire damage (gain on insurance settlement and impairment recovery)	-	8,212,780	(4,574,451)	(140,364)
Deferred income taxes	(1,660,695)	(481,310)	481,919	14,787
Amortization of goodwill	877,582	528,943	-	-
Accrued pension cost	372,580	109,068	44,541	1,367
Other	110,592	219,949	225,271	6,912
Changes in operating assets and liabilities
Financial assets for trading	225,680	(1,782,863)	2,773,501	85,103
Notes and accounts receivable	(674,517)	(2,024,569)	4,192,941	128,657
Other receivable	(492,059)	(621,283)	573,125	17,586
Inventories	(4,691,419)	87,290	1,363,885	41,850
Prepayments and other current assets	(469,247)	100,859	(228,740)	(7,019)
Financial liabilities for trading	308,138	(80,852)	(436,667)	(13,399)
Notes and accounts payable	1,485,391	3,134,747	(3,679,883)	(112,914)
Income tax payable	62,727	(249,958)	1,294,249	39,713
Accrued expenses and other current liabilities	1,059,138	705,200	(522,403)	(16,029)
Other liabilities	7,729	(8,246)	28,526	876

Net cash provided by operating activities	19,206,658	18,751,087	37,290,019	1,144,217

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(28,521,375)	(15,611,549)	(17,764,237)	(545,082)
Acquisition of available-for-sale financial assets	(1,347,213)	(795,770)	(16,652,840)	(510,980)
Disposal of available-for-sale financial assets	995,256	1,503,175	7,518,738	230,707
Acquisition of financial assets carried at cost	-	-	(320,881)	(9,846)
Proceeds from insurance claims	-	2,300,000	5,768,000	176,987
Decrease (increase) in pledged time deposits and restricted assets	41,827	(4,198)	(69,326)	(2,127)
Acquisition of long-term equity method investments	(61,713)	(104,738)	(309)	(10)
Increase in other assets	(2,006,620)	(598,680)	(815,006)	(25,008)
Proceeds from sales of:
Property, plant and equipment	628,508	1,119,132	413,540	12,689
Others	505,546	82,171	-	-
Purchase of ASE Japan Co., Ltd. shares	(830,678)	-	-	-
Purchase of ASE (U.S.) Inc. shares	(112,824)	-	-	-
Purchase of ASE Test Limited shares	(339,644)	-	-	-
Proceeds from disposal of discontinued operations	-	566,411	-	-
Increase in land use rights	-	(87,912)	(182,187)	(5,590)

Net cash used in investing activities	(31,048,930)	(11,631,958)	(22,104,508)	(678,260)
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (repayments of):
Issuance of domestic secured bonds	$2,733,112	$-	$-	$-
Investment payable	(2,309,960)	-	-	-
Foreign convertible bonds	-	(502,748)	-	-
Short-term borrowings	2,695,984	3,638,444	(2,216,799)	(68,021)
Commercial papers and bank acceptances payable	(167,149)	(908,816)	-	-
Proceeds from long-term debts	19,246,822	24,514,627	16,148,800	495,514
Repayments of long-term debts	(13,251,715)	(27,736,492)	(29,894,517)	(917,291)
Proceeds from exercise of stock options by employees	42,759	478,562	848,590	26,038
Increase in guarantee deposits received	-	-	261,754	8,032
Increase in collection of accounts receivable sold	-	887,354	1,491,110	45,754
Increase in minority interest	242,059	7,466	809,544	24,840
Compensation to directors and supervisors and bonus to employees	(67,748)	(75,720)	(9,536)	(293)
Cash dividends	-	(394,453)	-	-

Net cash provided by (used in) financing activities	9,164,164	(91,776)	(12,561,054)	(385,427)

EFFECT OF EXCHANGE RATE CHANGES	90,786	261,332	(162,734)	(4,994)

EFFECT OF FIRST INCLUSION FOR CONSOLIDATION OF A SUBSIDIARY	-	-	4,564	140

NET INCREASE (DECREASE) IN CASH	(2,587,322)	7,288,685	2,466,287	75,676

CASH, BEGINNING OF YEAR	8,562,425	5,975,103	13,263,788	406,990

CASH, END OF YEAR	$5,975,103	$13,263,788	$15,730,075	$482,666

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest)	$951,281	$1,759,546	$1,689,075	$51,828
Income tax paid	$193,829	$612,612	$308,619	$9,470
Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	$(30,588,311)	$(12,957,405)	$(17,730,935)	$(544,060)
Increase (decrease) in payable	1,961,788	(2,891,017)	(444,718)	(13,646)
Increase in capital lease obligations	105,148	236,873	411,416	12,624
	$(28,521,375)	$(15,611,549)	$(17,764,237)	$(545,082)
Cash received from disposal of property, plant and equipment
Proceeds from disposal of property, plant and equipment	$628,508	$1,119,132	$637,541	$19,562
Increase in other receivables	-	-	(224,001)	(6,873)
	$628,508	$1,119,132	$413,540	$12,689
Cash received from issuance of domestic secured bonds
Proceeds	$2,750,000	$-	$-	$-
Issuance expense	(16,888)	-	-	-
	$2,733,112	$-	$-	$-
Cash received from disposal of discontinued operations
Sales price	$-	$625,559	$-	$-
Increase in receivable	-	(59,148)	-	-
	$-	$566,411	$-	$-
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$

Total assets acquired from acquisition of ASE Japan Co., Ltd.	$2,162,468	$-	$-	$-
Less: Liabilities assumed	(1,310,428)	-	-	-
Cash paid	852,040	-	-	-
Less: Cash received at the date of acquisition	(21,362)	-	-	-
Net cash outflow	$830,678	$-	$-	$-
Total assets acquired from acquisition of ASE (U.S.) Inc.	$171,999	$-	$-	$-
Less: Liabilities assumed	(16,240)	-	-	-
Cash paid	155,759	-	-	-
Less: Cash received at the date of acquisition	(42,935)	-	-	-
Net cash outflow	$112,824	$-	$-	$-

NON-CASH FLOWS FROM INVESTING AND FINANCING ACTIVITIES
Reclassification of the ASE Inc. shares held by consolidated subsidiaries from long-term investment to treasury stock	$2,798,399	$-	$-	$-
Current portion of long-term bank loans	2,011,673	5,232,529	1,292,040	39,645
Current portion of bonds payable	-	-	3,798,233	116,546
Current portion of capital lease obligations	198,831	205,662	540,736	16,592

SUPPLEMENTAL DISCLOSURES

Effect of first inclusion for consolidation of the subsidiary - Shanghai Ding Hui Real Estate Development Co., Ltd. (amounts of its assets and liabilities as of December 31, 2005) was as follows:

Cash	$4,564
Others	76,874
Total assets	81,438
Liabilities	-
Total shareholders’ equity	$81,438

Allocated to:
Minority interest in consolidated subsidiaries	$8,145
Shareholders’ equity	73,293

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 30, 2007)

■ Attachment V

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Revised

  Procedure for Acquisition or Disposal of Assets

Original Provisions	Provisions after Revision
Article 1: Objective and basis of source of law
This Handling Procedure is set in compliance with the  Guidelines for Handling of Acquisition or Disposition of Assets by Public Companies stipulated by Securities and Futures Commission, Ministry of Finance in order to protect assets, implement open information. For matters that are not covered herein, related laws and regulations shall govern.

Article 1: Objective and basis of source of law
This Handling Procedure is set in compliance with the  Guidelines for Handling of Acquisition or Disposition of Assets by Public Companies stipulated by Financial Supervisory Commission, Executive Yuan, hereinafter FSC, in order to protect assets, implement open information. For matters that are not covered herein, related laws and regulations shall govern.

Article 2: Scope of assets
1. Securities: include long- or short-term investment in stocks, bond, corporate bond, financial debenture, domestic benefit warrant, overseas mutual fund, GDR, warrant for subscription (sale), beneficial securities and assets-based securities.
2, Real estate and other fixed assets.
3. Membership card.
4. Intangible assets: include patent right, copyright, trademark right, and concession right.
5. Obligatory right of financial institutions, including account receivables, exchange at discount, loans and loans on demand
6 Derivative products
7. Assets acquired or disposed due to merger, split, acquisition, or assign of shares according to law
8. Other important assets.

Article 2: Scope of assets
Securities: include long- or short-term investment in stocks, bond, corporate bond, financial debenture, securities reflecting mutual fund, GDR, warrant for subscription (sale), beneficial securities and assets-based securities.
2, Real estate and other fixed assets.
3. Membership card.
4. Intangible assets: include patent right, copyright, trademark right, and concession right.
5. Obligatory right of financial institutions, including account receivables, exchange at discount, loans and loans on demand
6 Derivative products
7. Assets acquired or disposed due to merger, split, acquisition, or assign of shares according to law
8. Other important assets

Article 6: Where the Company has acquired or disposed assets according to this Handling Procedure or by other ordinance that has passed the resolution by the board of directors, if there is any objection by the director with record or written statement, the differing information should be forwarded to each and every supervisor.
If the company has established independent

Article 6: Where the Company has acquired or disposed assets according to this Handling Procedure or by other ordinance that has passed the resolution by the board of directors, if there is any objection by the director with record or written statement, the differing information should be forwarded to each and every supervisor.
If the company has, in accordance with the STA,

director, when the asset acquired or disposed in accordance with the foregoing stipulation is referred to the board of directors for discussions, full consideration must be given to the opinion of each and every independent director and enter the pro and con opinion and reason into the meeting minutes.

established independent director, when the asset acquired or disposed in accordance with the foregoing stipulation is referred to the board of directors for discussions, full consideration must be given to the opinion of each and every independent director. If the independent director has any differing opinion or reserved opinion, they should be entered into the board meeting minutes.
If the company has set up the audit committee according to the STA, transactions of major assets or derivative products require consent of over half of the committee members and should be brought up to the board meeting for resolution.
If the above-mentioned case fails to have the consent of more than half of committee members, it shall require the consent of more than two-thirds of the directors and the resolution by the audit committee should be duly entered into the board meeting minutes.
The full audit committee members mentioned in the foregoing 3 items and all directors mentioned in the foregoing paragraph shall be calculated by incumbent only.

Article 7:  Handling procedure for acquisition or disposal of securities

3. Where acquisition or disposal of securities that has met a certain criteria, contact a CPA for an opinion. If the Company has acquired or disposed securities that has any of the following events and the transaction amount has reached 20% of the paid-in capital or above NT$300,000,000, a CPA must be sought to express the reasonableness of the transaction price:
1) Acquisition or disposal of securities that are not at the stock exchange or securities dealer’s business premises.
2)  Acquisition or disposal of securities by private equity.

Article 7:  Handling procedure for acquisition or disposal of securities

3. If the Company has acquired or disposed securities that has any of the following events and the transaction amount has reached 20% of the paid-in capital or above NT$300,000,000, a CPA must be sought to express the reasonableness of the transaction price, save cases when the said securities have the open quotation that activate the market activity or otherwise stipulated by the Financial Supervisory Commission.

Article 8: Handling procedure for acquisition or disposal of personal property or other fixed assets 3. Where acquisition or disposal of real estate of other fixed assets that has met a certain	Article 8: Handling procedure for acquisition or disposal of personal property or other fixed assets 3. Where acquisition or disposal of real estate of other fixed assets that has met a certain criteria, an appraisal report by a professional appraiser must be obtained first.
    With the exception of transactions with government agency, outsourced construction of the Company-owned land, outsourced construction  of leased land, or acquisition or disposal of machinery or equipment for operation, If the Company acquires or disposes real estate or other fixed assets and the transaction amount has 20% of the paid-in capital or above NT$300,000,000, an appraisal report by a professional appraiser must be obtained first and the following rules must be met:
    1) For special reason, if the restricted price or specific price serves as the reference price for the transaction price, the said transaction must be referred to the board of directors or resolution. If the transaction conditions change in future, the same procedure shall apply.
criteria, an appraisal report by a professional appraiser must be obtained first.
    With the exception of transactions with government agency, outsourced construction of the Company-owned land, outsourced construction  of leased land, or acquisition or disposal of machinery or equipment for operation, If the Company acquires or disposes real estate or other fixed assets and the transaction amount has 20% of the paid-in capital or above NT$300,000,000, an appraisal report by a professional appraiser must be obtained first and the following rules must be met:
1) For special reason, if the restricted price, specific price or special price serves as the reference price for the transaction price, the said transaction must be referred to the board of directors or resolution. If the transaction conditions change in future, the same procedure shall apply.

Article 13: Operation procedure for acquisition of real estate from interested party
In case the Company has acquired real estate from interested party, the implementation unit should submit the following information to the board of directors  for resolution and the supervisor for ratification before the transaction can be started:
1. Objective, necessity and estimated benefit of acquiring the said real estate
2. The reason for choosing the interested party as the transaction partner.
3. Related information on the reasonableness of the estimated transaction conditions assessed according to Article 14 or 15 hereof.
4. The original date and price the interested party had acquired the property and the transaction party and the relationship with the Company and the interested party
5. Forecast for cash expenses and receipts of each month in the future one year from the month the contract is signed in addition to evaluation of the necessity of the transaction and the reasonableness of capital utilization.
6. Restrictive conditions and other important stipulations of this transaction.

Article 13: Operation procedure for acquisition of real estate from interested party
In case the Company has acquired real estate from interested party, the implementation unit should submit the following information to the board of directors  for resolution and the supervisor for ratification before the transaction can be started:
1. Objective, necessity and estimated benefit of acquiring the said real estate
2. The reason for choosing the interested party as the transaction partner.
3. Related information on the reasonableness of the estimated transaction conditions assessed according to Article 14 or 15 hereof.
4. The original date and price the interested party had acquired the property and the transaction party and the relationship with the Company and the interested party
5. Forecast for cash expenses and receipts of each month in the future one year from the month the contract is signed in addition to evaluation of the necessity of the transaction and the reasonableness of capital utilization.
6. Restrictive conditions and other important stipulations of this transaction.
If the company has, in accordance with the STA,  established independent director, when the case is referred to the board of directors for discussions, full consideration must be given to the opinion of each and every independent director. If the independent director has any differing opinion or reserved opinion, they should be entered into the board meeting minutes.
If the company has set up the audit committee according to the STA, and, by the stipulation of the first item above, the case requires ratification by the supervisor before having the consent of over half of the committee members and should be brought up to the board meeting for resolution.
If the above-mentioned case fails to have the consent of more than half of committee members, it shall require the consent of more than two-thirds of the directors and the resolution by the audit committee should be duly entered into the board meeting minutes.
The full audit committee members mentioned in the foregoing 3 items and all directors mentioned in the foregoing paragraph shall be calculated by incumbent only.

Article 15: What should be done if the prepared transaction cost id lower than the transaction price

3. If the Company has appropriated special surplus reserve in accordance with the foregoing paragraph, use of the said special surplus reserve should wait until the assets bought at high price has been recognized for loss  from falling price or disposed or properly compensated or resumed to its original condition or other evidence has indicated that there is nothing unreasonable, subject to the consent of Securities and Future Commission.

Article 15: What should be done if the prepared transaction cost id lower than the transaction price

3. If the Company has appropriated special surplus reserve in accordance with the foregoing paragraph, use of the said special surplus reserve should wait until the assets bought at high price has been recognized for loss  from falling price or disposed or properly compensated or resumed to its original condition or other evidence has indicated that there is nothing unreasonable, subject to the consent of Financial Supervisory Commission.

Article 18: Tranche and loss ceiling for engagement in derivative commodity
1. Restriction on the total contract value as follows:
    1.1 Accumulated and unoffsetting operation tranche of hedging contract shall not exceed 30% of the net value of the Company’s most recent financial

Article 18: Tranche and loss ceiling for engagement in derivative commodity
1. Restriction on the total contract value as follows:
    1.1 Hedging contract operating tranche:
         1.1.1 To avoid the risk for foreign exchange trading: The total contract value shall not exceed the total of exports and imports of

2.3 All realized and unrealized loss for individual non-hedging contract shall not exceed 30% of the said contract or 3% of the net value of the Company’s most recent financial statement.

statement, save CCS transactions in conjunction with collection and issuance of overseas securities, derivative products involving interest rate and options and the derivative trading contract amount with the prior approval of the board of directors.
1.2 Accumulated and unoffsetting operation tranche of non-hedging contract shall not exceed 20% of the net value of the Company’s most recent financial statement.
2. Restrictions on whole or individual ceiling contract loss shall be as follows:
    2.1 All realized and unrealized loss for the derivative products contracts already signed shall not exceed 15% of the net value of the Company’s most recent financial statement.
   2.2 All realized and unrealized loss for individual hedging contract shall not exceed 30% of the said contract or 3% of the net value of the Company’s most recent financial statement.
    2.3 All realized and unrealized loss for individual non-hedging contract shall not exceed 30% of the said contract or 3% of the net value of the Company’s most recent financial statement.

the year in question.
    1.1.2 To avoid trading  of interest rate risk: The total contract value shall not exceed the total amount of liabilities.
    1.1.3 To avoid trading of foreign exchange rate risk and interest rate risk brought about by special project: The total contract value shall not exceed the total amount of the special project.
    1.2 Non-hedging contract operating tranche:
The accumulated remnant of the operating tranche shall not exceed 20% of the net value of the Company’s most recent financial statement.
2. Restrictions on whole or individual ceiling contract loss shall be as follows:
    2.1 All realized and unrealized loss for the derivative products contracts already signed shall not exceed 15% of the net value of the Company’s most recent financial statement.
    2.2 All realized and unrealized loss for individual hedging contract shall not exceed 30% of the said contract or 3% of the net value of the Company’s most recent financial statement.
2.3 All realized and unrealized loss for individual non-hedging contract shall not exceed 30% of the said contract or 3% of the net value of the Company’s most recent financial statement.

Article 25: Internal audit operation
1. The Company’s internal auditing personnel should regularly understand the adequacy of internal control of derivative products and audit regularly each month the compliance status of the responsible units toward the trading handling procedure of engagement in derivative products. If major violation is found to exist, report immediately to the chairman of the board and the board-designated high-level executive and notify each and every supervisor in writing.
2. The Company’s auditing personnel shall list the derivative products in the auditing plan and report the implementation status of auditing of the previous year to Securities and Futures Commission by the end of February the following year and report to

Article 25: Internal audit operation
1. The Company’s internal auditing personnel should regularly understand the adequacy of internal control of derivative products and audit regularly each month the compliance status of the responsible units toward the trading handling procedure of engagement in derivative products. If major violation is found to exist, report immediately to the chairman of the board and the board-designated high-level executive and notify each and every supervisor in writing.
2. The Company’s auditing personnel shall list the derivative products in the auditing plan and report the implementation status of auditing of the previous year to Financial Supervisory Commission by the end of February the following year and report to Financial

Securities and Futures Commission no later than the end of May the following year of irregularities and improvement thereof.	Supervisory Commission no later than the end of May the following year of irregularities and improvement thereof.
Article 26: Evaluation and operation procedure

4. Unless otherwise stipulated by law or for special factor that requires consent by Securities and Future Commission in advance, when the Company engages in merger, split or acquisition, the Company should hold the board meeting and shareholders’ meeting on the same day with other participating companies  to resolve matters related to merger, split or acquisition.
5. Unless otherwise stipulated by law or for special factor that requires consent by Securities and Future Commission in advance, when the Company engages in assign of shares, the Company should hold the board meeting on the same day with other participating companies.

Article 26: Evaluation and operation procedure

4. Unless otherwise stipulated by law or for special factor that requires consent by Securities and Future Commission in advance, when the Company engages in merger, split or acquisition, the Company should hold the board meeting and shareholders’ meeting on the same day with other participating companies  to resolve matters related to merger, split or acquisition.
5. Unless otherwise stipulated by law or for special factor that requires consent by Securities and Future Commission in advance, when the Company engages in assign of shares, the Company should hold the board meeting on the same day with other participating companies.
6. When the Company engages in merger, split, acquisition or assign of shares, the following information should be made complete written record and kept on file for 5 years for reference.
    6.1 Personnel basic information: includes all personnel who have joined in or implemented the merger, split, acquisition or assign of shares activities before the information is made public, specifying their names, positions and ID numbers (passport numbers for foreigners).
    6.2 Date of important matters: includes dates on which the letter of intent or memorandum, consigned financial or legal counsel, contract is signed and the board meeting held.
    6.3 Important documents and meeting minutes: include  merger, split, acquisition or assign of shares plan, letter of intent or memorandum, important contract and board meeting minutes.
7. When the Company engages in merger, split, acquisition, or assign of shares, the Company should, within 2 days after the board has passed the resolution, have the information mentioned in the foregoing Items 1 and 2, reported to the Financial Supervisory Commission for file and reference in the stipulated format through Internet information system.
8. If the participant in the  merger, split,

acquisition, or assign of shares is not listed company or its stocks are not traded in the securities dealer’ business premises, an agreement should be executed and processed according to the rules specified in the foregoing 2 clauses.

Article 31: Procedure for reporting of public announcement
1. If the Company’s acquired or disposed assets are found to have any of the following events, the related information should be keyed in at the Securities and Futures Commission-designated website for reporting of the public announcement in the stipulated format within 2 days after the incident has taken place.
2. The Company shall regularly report the transaction status each month of derivative products until the end of the previous month traded by the Company and non-domestic public subsidiaries by the 10th day key in at the Securities and Futures Commission-designated website for reporting of the public announcement.
3. With respect to transactions already reported according to the established rules, if any of the following conditions is found to exist, the related information should, within 2 days after the incident has taken place, be keyed in at the Securities and Futures Commission-designated website for reporting of the public announcement.

Article 31: Procedure for reporting of public announcement
1. If the Company’s acquired or disposed assets are found to have any of the following events, the related information should be keyed in at the Financial Supervisory Commission-designated website for reporting of the public announcement in the stipulated format within 2 days after the incident has taken place.
2. The Company shall regularly report the transaction status each month of derivative products until the end of the previous month traded by the Company and non-domestic public subsidiaries by the 10th day key in at the Financial Supervisory Commission -designated website for reporting of the public announcement.
3. With respect to transactions already reported according to the established rules, if any of the following conditions is found to exist, the related information should, within 2 days after the incident has taken place, be keyed in at the Financial Supervisory Commission -designated website for reporting of the public announcement.

Article 34: Implementation and revision
1. Following resolution by the board of directors to pass this Handling Procedure, a copy of which shall be forwarded to each and every supervisor and the shareholders’ meeting for consent before it takes effect. The same procedure shall apply to subsequent revisions. If there is any director who has expressed differing opinion with record and written statement, the differing opinion information should be forwarded to each and every supervisor.
2. In addition, if the Company has set the post of independent director, when this Handling Procedure is, in accordance with the foregoing stipulation, forwarded to the board for discussions, opinion of the independent

Article 34: Implementation and revision
1. Following resolution by the board of directors to pass this Handling Procedure, a copy of which shall be forwarded to each and every supervisor and the shareholders’ meeting for consent before it takes effect. The same procedure shall apply to subsequent revisions. If there is any director who has expressed differing opinion with record and written statement, the differing opinion information should be forwarded to each and every supervisor.
2. In addition, if the Company has set the post of independent director in accordance with the provisions set forth in the STA, when this Handling Procedure is, in accordance with the foregoing stipulation, forwarded to the board director should be fully considered and the precise and correct pro or con opinion should be entered into the board meeting minutes.
for discussions, opinion of the independent director should be fully considered and if the independent director has any differing opinion or reserved opinion,  it should be duly entered into the board meeting minutes.
3. If the Company has set up the audit committee in accordance with the provisions set forth in the STA, drawup or revision of this Handling Procedure requires the consent of over one half of the audit committee members before presenting it to the board of directors for resolution.
4. If the case fails to have the consent of over one and half of the audit committee members, it shall require the consent of over two-thirds of the directors and the resolution by the audit committee should be entered into the boarding meeting minutes.
5. The full audit committee members mentioned in the foregoing 3 items and all directors mentioned in the foregoing paragraph shall be calculated by incumbent only.

Article 35: If the Company has set up the audit committee in accordance with the provisions set forth in the STA, Articles 6, 13, 25 and 34 concerning the supervisors shall be applicable to the audit committee members.
If the Company has set up the audit committee in accordance with the provisions set forth in the STA, Article 15(2)(2) shall be applicable to the independent director member of the audit committee.

■Attachment VI

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Revised Articles of Incorporation

Original Provisions	Provisions after Revision
Article 6:
The total capital of the Company is set for NT$70 billion in 7 billion shares and the par value of each share is NT$10, of which the reserved employee stock option warrant amounts to NT$5 billion. The Board of Directors is authorized to issue the un-issued shares in different phases.

Article 6:
The total capital of the Company is set for NT$80 billion in 8 billion shares and the par value of each share is NT$10, of which the reserved employee stock option warrant amounts to NT$5 billion. The Board of Directors is authorized to issue the un-issued shares in different phase.

Article 24:
The Company is currently in the growth stage and to meet the current and future capital needs for business expansion as well as satisfy shareholders’ desire for cash inflow, the Company’s dividend policy is primarily focused on stock dividend as the top priority, although cash dividend will be also distributed. However the ratio of cash dividend shall in principle not be in excess of 50%.
The board of directors will draw up the surplus distribution proposal with regard to the  above-mentioned ratio of cash dividend distribution, subject to the resolution by the shareholders’ meeting before being implemented.

Article 24:
The Company is currently in the growth stage and to meet the current and future capital needs for business expansion as well as satisfy shareholders’ desire for cash inflow, the Company’s dividend policy adopts the remnant dividend policy to distribute the dividend, of which the ratio of cash dividend shall be 0% to 50% of the total dividend while the rest will be distributed in stocks. However, the Company may, depending on the economic condition, operation development, cash position, etc., adjust the ratio of cash dividend and the stock dividend when necessary. The board of directors will draw up the surplus distribution proposal, subject to the resolution by the shareholders’ meeting before being implemented.

Article 27:
These Articles of Incorporation are set on March 11, 1984 in the sponsor’s meeting with the consent of all sponsors present, which was subsequently revised on May 3, 1984 for the first time.
．
31st Revision: June 15, 2004
32nd Revision: June 30, 2005
33rd Revision: June 21, 2006

Article 27:
These Articles of Incorporation are set on March 11, 1984 in the sponsor’s meeting with the consent of all sponsors present, which was subsequently revised on May 3, 1984 for the first time.
．
31st Revision: June 15, 2004
32nd Revision: June 30, 2005
33rd Revision: June 21, 2006
34th Revision: June 28, 2007

■Appendix 1
Advanced Semiconductor Engineering, Inc.
Rules of Procedure for the Shareholders’ Meeting

1.	The Shareholders’ Meeting of the Company shall be conducted in accordance with the Rules specified herein.
2.
Attending  shareholders (or their proxies) shall wear attendance badges, and shall submit sign-in cards in lieu of signing in. The number of voting right shall be calculated according to the sign-in cards submitted.

3.
Unless as stipulated in Article 179 of The Company Act whereas there are shares that have no voting right for shareholders of the Company, there is one vote for each share.  When a shareholder is unable to attend the shareholders’ meeting for whatever the reason, the shareholder may present a proxy statement printed by the Company that states the scope of authorization to entrust a proxy to attend the shareholders’ meeting. With the exception of trust enterprises or stock affair agencies approved by competent securities authorities concerned, the votes that may be cast by one proxy representing two or more shareholders shall not exceed three percent of the votes of total shares issued; any votes in excess of that limit shall not be counted.

4.
The venue for the shareholders’ meeting shall be where the Company is located or a place convenient for shareholders to attend and suitable for convening the shareholders’ meeting. The beginning time for the meeting may not be earlier than 9 a.m. or later than 3 p.m.

5.
Unless otherwise provided by The Company Act, the shareholders’ meeting shall be convened by the board of directors and presided by the chairperson. If the chairperson is on leave or unable to exercise the official function for whatever the reason, Article 208 Paragraph 3 of The Company Act shall govern. If the shareholders’ meeting is convened by someone entitled to convene such a meeting who is not a member of the board of directors, the meeting shall be presided by the convening person. Where there are two or more persons entitled to convene the shareholders’ meeting, they shall nominate among them one person to preside the meeting.

6.
The Company may appoint the retained lawyers, certified public accountants or relevant personnel to attend the shareholders’ meeting.  The staff handling administrative affairs of the shareholders’ meeting shall wear identification badges or arm-bands.

7.	The Company shall record the whole course of the shareholders’ meeting on audio tape or video tape, and shall keep the tapes on file for at least one year.

8.
When the time comes for the shareholders’ meeting to begin, the chairperson shall immediately call the meeting in session.  However, if the shareholders present represent less than half of the total issued shares, the chairperson may postpone the commencement of the meeting. The meeting may be postponed up to twice, and the total duration of postponement may not exceed one hour.  If after two postponements the number of shareholders present is still insufficient while the shareholders present do represent at least one third of the total issued shares, provisional resolutions may be adopted in accordance with Article 175 Paragraph 1 of The Company Act. If prior to the end of the meeting the shareholders present have represented at least half of the total issued shares, the chairperson may resubmit the provisional resolutions adopted by the meeting for a vote in accordance with Article 174 of The Company Act.

9.
Where the shareholders’ meeting is convened by the board of directors, the meeting agenda shall be set by the board of directors. The meeting shall proceed in accordance with the agenda, which may not be altered unless by the resolution of the shareholders’ meeting.

If the shareholders’ meeting is convened by someone entitled to convene such a meeting who is not a member of the board of directors, the rules of the preceding paragraph shall apply mutatis mutandis.

Unless by the resolution of the shareholders’ meeting, the chairperson may not declare the meeting ended until all items on the agenda (including extemporaneous motions) arranged in the preceding two paragraphs have been completed.

After the meeting is declared ended, shareholders may not elect a chairperson to resume the meeting at the original location or other premises, unless such declaration by the chairperson has violated the rules of procedure, whereas one person may be elected the chairperson with the consent of one half of the votes represented by shareholders present to resume the Meeting.

10.	When the shareholders’ meeting is in session, the chairperson may in his/her discretion allocate and announce time for breaks.
11.
Before a shareholder present at the meeting speaks, he/she shall first fill out a statement slip stating therein the main points of the statement, the shareholder's account number (or the attendance identification number) and account name, so that the chairperson may determine the order of speaking. The shareholder present at the meeting that merely submits a statement slip without speaking is considered not having spoken. If the contents of the statement do not conform to the contents of the statement slip, the contents of the statement shall govern.  Unless given consent by the chairperson and the speaking shareholder, the other shareholders may not speak to interrupt when a shareholder is speaking; otherwise the chairperson shall stop the interruption.

12.
Unless permitted by the chairperson, no shareholder may speak for more than twice regarding the same proposal, and shall not last for more than five minutes each time.

If a shareholder violates rules under the preceding paragraph or goes beyond the scope of topics for discussion in speaking, the chairperson may stop him/her from speaking.

13.
When an institutional person attends the shareholders’ meeting as a proxy, the institutional person may assign only one representative to attend the meeting. When an institutional shareholder assigns two or more representatives to attend the shareholders’ meeting, only one of them may speak for any single proposal.

14.	After a shareholder present at the meeting speaks, the chairperson may reply in person or assign concerned personnel to reply.
15.
With respect to discussions of a proposal, if the chairperson feels that a consensus has been reached where a vote can be taken on the proposal, he/she may announce that the discussions shall cease and the proposal be submitted for a vote.

16.
The chairperson shall appoint monitors and ballot counters for voting on proposals. For qualifications, monitors must be shareholders. The results of each vote shall be announced on the spot and made into the minutes.

17.
Unless otherwise provided by The Company Act or the Company’s Articles of Incorporation, a proposal shall be approved by the consent of more than half of the votes of shares represented by shareholders present.  In voting, a proposal is considered approved if the chairperson receives no dissenting opinions after requesting, which has the same effect as does voting by ballot.

18.
Where there is an amendment or an alternative for a proposal, the chairperson shall determine the order in which they are to be voted on with the original proposal.  If any of the proposals has been approved, the other shall be treated as rejected and not be voted on separately.

19.
The chairperson may instruct the inspectors (or security personnel) to assist in maintaining order in the meeting venue. While assisting in maintaining order at the venue, the inspectors (or security personnel) shall wear arm-bands reading “Inspector.”

20.	All matters not provided by these Rules herein shall be handled in accordance with The Company Act, relevant laws and regulations, as well as the Company’s Articles of Incorporation.
21.	These Rules shall come into force given the approval of the shareholders’ meeting, and so shall be the amendment.

■ Appendix II
Advanced Semiconductor Engineering, Inc.
Articles of Incorporation
(before revision)

Chapter I General Rules

Article 1	：	The Company is organized in accordance with the rules of The Company Act that governs companies limited by shares, and is named Advanced Semiconductor Engineering, Inc. in English.
Article 2	：
The businesses operated by the Company:

1.  Manufacture, assembly, reprocessing, testing and export of integrated circuits of various types.

2.  Research and development, design, manufacture, assembly, reprocessing, testing and export of various computer, electronic, communications and information products, as well as their peripherals and parts.

3.  General export/import trades, excluding businesses requiring special permission.

4.  CC01080 Electronic components manufacturing industry

5.  CC01990 Other electrical, electronic and mechanical equipment manufacturing industry (IC lead frame, BGA substrate and FC substrate)

6.  F119010 Electronic material wholesale business

7.  F219010 Electronic material retail business

8.  I199990 Other consultant service (technological and consultant service of IC lead frame, BGA substrate and FC substrate)

9.  I601010 Leasing business

10.  Engagement in businesses that are not banned or restricted by law with the exception of businesses requiring permit.

Article 3	：
Where the Company invests in another company as a limited liability shareholder, it is not subject to the restriction imposed by The Company Act providing that such investment shall not exceed a specified percentage of the total paid-in capital.

Article 4	：	The Company may provide external guarantees.
Article 5	：
The Company’s principal offices are located in the Nantz Processing Export Zone, Kaohsiung City, R.O.C. If necessary, branches, representative offices or operating offices may be established at other domestic/foreign locations given the resolution of the Board of Directors.

Chapter II Shares

Article 6	：
The total capital of the Company is NT$70,000,000,000 divided into 7,000,000,000 shares of NT$10 par value, within which NT$5,000,000,000 is reserved for issuance of employee stock option receipts. The board of directors is authorized to issue the unissued shares in batches according to business needs.

Article 7	：	Share certificates of the Company are all registered in form, which shall be signed or affixed with seal by more than three directors as well as duly attested before they can be issued.

Article 8	：
Title transfer of stocks shall all be suspended from within sixty days before the shareholders’ general meeting is held, within thirty days before the shareholders’ provisional meeting is held, or within five days before the basis date for distribution of stock dividends and bonuses or other benefits determined by the Company.

Article 9	：	The Company’s processing rules of stock affairs shall fully comply with pertinent laws and regulations promulgated by the authorities concerned

Chapter III Shareholders’ Meeting

Article 10	：
The Company’ shareholders’ meeting are divided into shareholders’ general meeting and shareholders’ provisional meeting. The general meeting is held once per year by the board of directors within six months after the end of each fiscal year according to law.  The provisional meeting is convened when necessary according to law.

Article 11	：
To convene the shareholders’ general meeting and the shareholders’ provisional meeting, the Company shall inform each and every shareholder of the date, venue and purpose of convening the meeting thirty days and fifteen days respectively in advance before the meeting is held.

Article 12	：
Unless otherwise provided by The Company Act, a resolution of the shareholders’ meeting shall be adopted by the consent of more than one half of the votes represented by the shareholders present in a meeting attended by shareholders representing more than one half of the total issued shares.

Article 13	：	Unless specified in Article 179 of The Company Act whereas no voting right is entitled, a shareholder of the Company shall be entitled to one vote for each share held.
Article 14	：
If a shareholder is unable to attend the shareholders’ meeting for whatever the reason, he/she may present a proxy statement printed by the Company, stating therein the scope of authorization to entrust a proxy to appear on his/her behalf. The above proxy statement shall be delivered to the Company five days in advance before the shareholders’ meeting is held.

Article 15	：
Unless otherwise provided by The Company Act, the shareholders’ meeting shall be convened by the board of directors and presided by the chairperson of the board.  If the chairperson is on leave or unable to perform his/her duties for whatever the reason, Article 208 Paragraph 3 of The Company Act shall govern.  If the shareholders’ meeting is convened by some person entitled to convene the meeting who is not a member of the board of directors, this person shall serve as the chairperson. Where there are two or more persons entitled to convene the meeting, one shall be nominated among them to serve as the chairperson.

Chapter IV Directors and Supervisors

Article 16	：
The Company shall have five to seven Directors and five Supervisors to be elected by the shareholders’ meeting from candidates with legal capacity.  Each director and supervisor shall hold office for a term of three years, and may continue to serve in the office if re-elected.

Article 17	：	The board of directors shall be organized by the directors whose functions are as follows: (1) Preparing the business plan.

(2)  Making proposals regarding profit distribution or loss replenishment.
(3)  Making proposals regarding capital increase/decrease.
(4)  Reviewing and approving important rules and contracts.
(5)  Appointing and dismissing the president of the Company.
(6)  Establishing and dissolving branch organizations of the Company.
(7)  Reviewing and approving budgets and actual budget.
(8)  Other functions vested by The Company Act or by the resolution of the shareholders’ meeting.

Article 18	：
The board of directors shall be organized by the directors, among whom one director shall be elected as the chairperson by consent of more than one half of the directors present in a meeting attended by more than two-thirds of all directors, where one vice chairperson may also be elected among the directors. The chairperson represents the Company in public. When the chairperson is on leave or unable to exercise his/her official functions for whatever the reason, the acting chairperson shall be designated in accordance with Article 208 of The Company Act.

Article 19	：	Unless otherwise provided by The Company Act, the board meeting shall be convened by the chairperson according to law. The meeting may be held at any location at home, or by video conference
Article 20	：
A director may present a written proxy statement to entrust another director as the proxy to attend the board meeting and exercise the voting right on his/her behalf, but each director may act as a proxy for only one other director.

Chapter V Manager

Article 21	：	The Company shall have one president, whose appointment, dismissal and remuneration shall be handled in accordance with Article 29 of The Company Act.

Chapter VI Accounting

Article 22	：
The Company’s fiscal year shall run from January 1 to December 31 each year. At the end of each fiscal year, the board of directors shall prepare the various statements and reports as required by The Company Act and submit them to the shareholders’ general meeting for ratification according to law.

Article 23	：
The Company’s net profits each year after the actual budget shall be distributed in the following order:
(1)  Replenishment of losses.
(2)  Allocation of 10% as the legal surplus reserve.
(3)  Allocation of a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.
(4)  For the unrealized portion of long-term investment profits calculated by the equity method that is not cash dividends, it may be listed as the special surplus reserve under the item of current profits, to be included for profit distribution after being realized.

Any remaining profits, if any, shall be distributed as follows:

(5)  Allocation of 2%, inclusive, or less from the balance after the amounts mandated by Subparagraphs 1 to 4 above have been deducted as the remuneration for directors and supervisors.

(6)  Allocation of 5% to 7% from the balance after the amounts mandated by Subparagraphs 1 to 4 above have been deducted as the bonuses for employees.  The 5% portion is distributed to all employees in accordance with the Rules of Bonus to Employees Distribution, and the board of directors is delegated with the authority to set separate rules for distribution of the portion in excess of 5% to specific employees for their specific contributions to the Company. .
(7)  The board of directors shall be delegated to draw up a plan to distribute the remaining profits to shareholders pro rata according to the percentage of shares held by each S\shareholder. Employees referred to in Subparagraph 6 of the preceding paragraph include employees of subsidiary companies that meet certain conditions, which are to be prescribed by the board of directors.

Article 24	：
The Company is currently in the business growth stage. To meet the capital needs for business development now and in the future and satisfy the requirements of shareholders for cash inflow, the Company’s dividend policy shall prioritize on appropriation of stock dividend, though cash dividend may also be in the order. In principle, however, the ratio of cash dividend shall not exceed 50%.
With respect to the percentage of cash dividends distributed referred to in the preceding paragraph, the board of directors may then draw up a profit distribution proposal to be submitted to the shareholders’ meeting for resolution before implementation.

Chapter VII Supplementary Provisions

Article 25	：	The Articles of Incorporation and By-Laws of the Company shall be separately established.
Article 26	：	Any matters that are not completely provided by the Articles of Incorporation shall be handled in accordance with The Company Act.
Article 27	：
The Articles of Incorporation were established by the organizers’ meeting under the agreement of all organizers on March 11, 1984, and the first amendment was made on May 3, 1984.
The first amendment was made on May 3, 1984.
The second amendment was made on June 11, 1984.
The third amendment was made on June 25, 1984.
The fourth amendment was made on May 28, 1986.
The fifth amendment was made on July 10, 1986.
The sixth amendment was made on August 15, 1987.
The seventh amendment was made on May 28, 1988.
The eighth amendment was made on July 18, 1988.
The ninth amendment was made on September 1, 1988.
The tenth amendment was made on October 30, 1988.
The eleventh amendment was made on November 24, 1988.
The twelfth amendment was made on December 5, 1988.

The thirteenth amendment was made on February 21, 1989.
The fourteenth amendment was made on December 11, 1989.
The fifteenth amendment was made on March 31, 1990.
The sixteenth amendment was made on March 30, 1991.
The seventeenth amendment was made on April 11, 1992.
The eighteenth amendment was made on April 28, 1993.
The nineteenth amendment was made on March 21, 1994.
The twentieth amendment was made on March 21, 1995.
The twenty-first amendment was made on April 8, 1996.
The twenty-second amendment was made on April 12, 1997.
The twenty-third amendment was made on March 21, 1998.
The twenty-fourth amendment was made on June 9, 1999.
The twenty-fifth amendment was made on July 11, 2000.
The twenty-sixth amendment was made on June 1, 2001.
The twenty-seventh amendment was made on June 21, 2002.
The twenty-eighth amendment was made on June 21, 2002.
The twenty-ninth amendment was made on June 19, 2003.
The thirtieth amendment was made on June 19, 2003.
The thirty-first amendment was made on June 15, 2004
The thirty-second amendment was made on June 30, 2005.
The thirty-third amendment was made on June 21, 2006.

■ Appendix III

Status of Holdings by Directors and Supervisors

1.
Pursuant to Article 26 of the Securities Trading Act, the minimum number of shares required to be held by all directors of the Company is 232,264,772 shares, and the minimum number of shares required to be held by all supervisors of the Company is 23,226,477 shares.

2.
The share-holding status of individuals and all directors and supervisors of the Company recorded on the Register of Shareholders as of the beginning date when ownership transfer stops for the shareholders’ meeting (April 30, 2007) is as follows:

April 30, 2007

Title	Name	Current Holdings
		Number of shares	As a percentage of holdings
Chairman	Jason C. S Chang	40,896,026	0.88%
Vice Chairman	Richard H. P. Chang	57,394,918	1.24%
Directors	A.S.E. Enterprises Limited Represented by: Tien Wu	803,869,512	17.36%
	Represented by: Raymond Lo
	Represented by: Joseph Tung
	Represented by: Jeffery Chen
Director	Alan Cheng	383,100	0.01%
Supervisor	Feng Mei-jean	73,725,050	1.59%
Supervisors	ASE Test Inc. Represented by: John Ho	834,976	0.02%
	Represented by: Sam Liu
	Represented by: TS Chen
	Represented by: Tseng Yuan-Yi

Note 1:
Until the date when ownership transfer stops for the shareholders’ meeting, the number of shares held by all directors of the Company is 902,543,556 shares in total, which complies with Article 26 of the Securities Trading Act.

Note 2:
Until the date when ownership transfer stops for the shareholders’ meeting, the number of shares held by all supervisors of the Company is 74,560,026 shares in total, which complies with Article 26 of the Securities Trading Act.

■ Appendix IV

Status of Distribution of Bonus to employees and Remuneration for Directors and Supervisors under the Profit Distribution Proposal
Approved by the Board of Directors

1.Proposing to distribute employee cash bonus of NT$535,028,500, stock dividend of NT$535,028,500(per par value) and remuneration for directors and supervisors of NT$300,000,000.

2.Proposing to distribute shares for employee stock bonus of 53,502,850 shares that accounts for 7.16 % of the total surplus-turned capital increase.

3.  The estimated earnings per share under the proposed distribution of the bonus to employees and remuneration for directors and supervisors under consideration is NT$3.44 per share.

■ Appendix V

Impact of Non-Remunerative Stock Dividend Distribution on the Company’s
Operating Performance and Earnings Per Share

Year Item			Year 2007 (Estimate)
Beginning paid-in capital (unit: NT$’000)			45,925,086
Status of distribution of shares and dividends for the year in question (Note 1, Note 2)	Cash dividend per share		1.5
	Number of shares distributed for each share in earned surplus-turned capital increase		0.15
	Number of shares distributed for each share in capital reserve-turned capital increase
Status of change of operating performance	Operating profits		N/A (Note 3)
	Increase (decrease) ratio of operating profits compared to the same period last year
	After-tax net earnings
	Increase (decrease) ratio of after-tax net earnings compared to the same period last year
	Earnings per share (retroactive adjustment)
	Increase (decrease) ratio of earnings per share compared to the same period last year
	Average annual rate of return ( counting average annual P/E ratio in reverse)
Projected earnings per share and P/E Ratio	If earned surplus-turned capital increase is completely replaced by distribution of cash dividends	Projected earnings per share
		Projected average annual rate of return
	If capital reserve-turned capital increase is not conducted	Projected earnings per share
		Projected average annual rate of return
	If capital reserve-turned capital increase is not conducted and earned surplus-turned capital increase is distributed in cash dividend instead	Projected earnings per share
		Projected average annual rate of return

Note 1	Subject to the resolution by the 2007 Shareholders’ General Meeting.

Note 2:
Shareholders’ bonus distributed this time amounts to NT$13,882,021,422, or NT$3 per share, of which NT$6,941,010,712 is distributed in cash or NT$1.5 per share and the remaining NT$6,941,010,710 is distributed in stock (150 shares of stock dividend as gratuitous surplus-turned capital increase for each 1,000 shares held.) With respect to the above-mentioned cash dividend rate and stock dividend rate, the calculation was based on the 4,627,340,475 shares registered in the roster of shareholders as of March 20, 2007.  Later, if the Company’s ECB holders exercise the right of conversion, or new shares issued to employees against Employee Stock Operation warrant, or buyback of the Company’s tocks, or transfer or cancellation of the Company’s treasury stocks, which affect the cash distribution rate and stock distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the board of directors to handle the situation plenipotentiarily and make the adjustment accordingly.

Note 3	According to the “Guidance Concerning Handling of Financial Forecast Information of Public Companies”, the Company is not required to disclose its 2007 financial forecast.

President: Jason C.S. Chang   Manager: Richard H.P. Chang   Accountant Manager: Joseph Tung